     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1999

                                                      REGISTRATION NO. 333-71363
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             MKS INSTRUMENTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                               3823                                04-2277512
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                               SIX SHATTUCK ROAD
                               ANDOVER, MA 01810
                                 (978) 975-2350
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JOHN R. BERTUCCI
                CHAIRMAN, CHIEF EXECUTIVE OFFICER, AND PRESIDENT
                             MKS INSTRUMENTS, INC.
                               SIX SHATTUCK ROAD
                               ANDOVER, MA 01810
                                 (978) 975-2350
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------


                                   COPIES TO:




               MARK G. BORDEN, ESQ.                                DAVID C. CHAPIN, ESQ.
                 HALE AND DORR LLP                                     ROPES & GRAY
                  60 STATE STREET                                 ONE INTERNATIONAL PLACE
            BOSTON, MASSACHUSETTS 02109                         BOSTON, MASSACHUSETTS 02110
                  (617) 526-6000                                      (617) 951-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
         TITLE OF EACH CLASS OF                                        PROPOSED              PROPOSED
            SECURITIES TO BE                   AMOUNT TO BE        MAXIMUM OFFERING     MAXIMUM AGGREGATE         AMOUNT OF
               REGISTERED                     REGISTERED(1)        PRICE PER SHARE        OFFERING PRICE     REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per share.....    7,475,000 shares           $17.00             $127,075,000            $35,327
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Includes 975,000 shares which the underwriters have the option to purchase from the company to cover over-allotments, if any. See "Underwriting."



(2) Pursuant to Rule 457(o) under the Securities Act of 1933, as amended, $27,800 of the registration fee was paid in connection with the initial filing of the Registration Statement on January 28, 1999.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. The underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED MARCH 2, 1999



                                6,500,000 SHARES


                                   [MKS LOGO]

                                  COMMON STOCK


     MKS Instruments, Inc. is offering 6,000,000 shares of its common stock and the selling stockholders are selling an additional 500,000 shares. This is MKS's initial public offering and no public market currently exists for its shares. We have applied for approval for quotation on the Nasdaq National Market under the symbol "MKSI" for the shares we are offering. We estimate that the initial public offering price will be between $15.00 and $17.00.


                            ------------------------


     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                            ------------------------


                                                              Per Share    Total
                                                              ---------    -----
Public Offering Price                                             $          $
Discounts and Commissions to Underwriters                         $          $
Proceeds to MKS                                                   $          $
Proceeds to the Selling Stockholders                              $          $


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     MKS has granted the underwriters a 30-day option to purchase up to an additional 975,000 shares of common stock to cover over-allotments.


                            ------------------------

NATIONSBANC MONTGOMERY SECURITIES LLC
                          DONALDSON, LUFKIN & JENRETTE
                                                                 LEHMAN BROTHERS

               The date of this prospectus is             , 1999

                              MKS INSTRUMENTS, INC.
                                PROSPECTUS COVER
                                JANUARY 28, 1999


INSIDE FRONT COVER (PG. 2):

This page is produced in four-color process. Amidst a dark background, the MKS logo appears at the top right of the page, and to the top left is the phrase "A Wide Range of Products Made Using MKS Process Control Instruments." Two paragraphs describing the role MKS plays in complex advanced materials manufacturing processes also appear on this page, and are as follows:

(first paragraph) "MKS Surrounds the Process. Technologically complex, gas-related manufacturing processes are used to create such products as semiconductor devices, flat panel displays, fiber optic cables, solar panels, magnetic and optical storage media, and gas lasers. These processes build up very thin layers of materials, step by step, through the interaction of specific gases and materials inside tightly controlled process chambers. Maintaining control of these complex steps throughout the entire manufacturing process is critical to maximizing uptime, yield and throughput (second paragraph) MKS's process control instruments are integrated into many gas-related processes--managing the flow rates of gases entering and exiting the process chamber; controlling the gas composition and pressure inside the chamber; analyzing and monitoring the composition of the gases; and isolating the gases from the outside environment."

In the center of the page is a photo montage, displaying images of semiconductor devices, flat panel displays, fiber optic cables, solar panels, magnetic and optical storage media and gas lasers. Each of these images has a text label adjacent to it.

MKS, MKS Instruments, Baratron and ORION are trademarks of MKS. This prospectus contains trademarks, service marks and trade names of companies and organizations other than MKS.

INSIDE SPREAD (PGS. 3 AND 4):

These pages are produced in four-color process. The main focus of the spread is the illustration of a typical process chamber, with numerous MKS products surrounding the chamber. At the top of the illustration, centered across the two pages, is the title "MKS Instruments...Surrounding the Process." Each product is described in a brief paragraph, and the paragraphs appear on both sides of the illustration--left and right columns. The paragraphs are as follows:

DIRECT LIQUID INJECTION SUBSYSTEMS
For use in the delivery of a wide variety of new materials to the process chamber that cannot be delivered using conventional thermal-based mass flow controllers.

AUTOMATIC PRESSURE CONTROLLERS WITH INTEGRATED BARATRON(R) PRESSURE TRANSDUCERS A compact, integrated measurement and control package for use in controlling upstream or downstream process chamber pressure.

ULTRA-CLEAN MASS FLOW CONTROLLERS
For the precise measurement and control of mass flow rates of inert or corrosive gases and vapors into the process chamber.

ULTRA-CLEAN MINI-BARATRON(R) PRESSURE TRANSDUCERS
For use in gas cabinets to feed ultra-pure gases to critical process systems.

PRESSURE CONTROL VALVES
To precisely control the flow of gases to a process chamber in a wide range of flow rates.

GAS BOX RATE OF RISE CALIBRATORS
For fast verification of mass flow controller accuracy and repeatability during a process.

DIGITAL COLD CATHODE IONIZATION AND CONVECTION VACUUM GAUGES
A variety of indirect pressure gauges for measuring very low chamber pressures and conveying information digitally to host computers.

ORION(R) PROCESS MONITORS AND RESIDUAL GAS ANALYZERS
For the analysis of the composition of background and process gases inside the process chamber.

PRESSURE SWITCHES
Provide protection of vacuum equipment and processes by signaling when atmospheric pressure has been achieved.

BARATRON(R) PRESSURE MEASURING INSTRUMENTS
For the accurate measurement and control of a wide range of process pressures.

IN-SITU DIAGNOSTICS ACCESS VALVE
Enables accurate calibration and diagnostics of vacuum gauges and pressure transducers while directly mounted on the process chamber.

EXHAUST THROTTLE VALVES AND AUTOMATIC PRESSURE CONTROLLERS
For isolation and downstream control of process chamber pressures and pressure control within the exhaust systems.

HIGH VACUUM VALVES
To isolate the process chamber from both the pumps and atmospheric gases.

HEATED PUMPING LINES
To reduce contaminants in the vacuum pump and pump exhaust stream.

VAPOR SUBLIMATION TRAP
To collect by-products and particulates that could otherwise contaminate devices in the process chamber and damage vacuum pumps.

Prices of products shown above range from $200 to $80,000.

The above graphic depicts a generalized process chamber with a number of MKS's manufactured products shown.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "MKS," "WE," "US" AND "OUR" REFER TO MKS INSTRUMENTS, INC. (UNLESS THE CONTEXT OTHERWISE REQUIRES).

     UNTIL             , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               TABLE OF CONTENTS


                                                              PAGE
Prospectus Summary..........................................    4
Risk Factors................................................    7
S Corporation and Termination of S Corporation Status.......   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   28
Management..................................................   45
Certain Transactions........................................   52
Principal and Selling Stockholders..........................   53
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   56
Underwriting................................................   57
Legal Matters...............................................   58
Experts.....................................................   58
Additional Information......................................   58
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements, which involve risks and uncertainties. MKS's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. All information contained in this prospectus reflects an amendment to MKS's Articles of Organization to be effected prior to the closing of this offering to convert the shares of Class A common stock and Class B common stock into a single class of common stock.


                             MKS INSTRUMENTS, INC.


     We are a leading worldwide developer, manufacturer and supplier of instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes. We sold products to over 4,000 customers in 1998. In addition to semiconductors, our products are used in processes to manufacture a diverse range of products, such as flat panel displays, solar cells, gas lasers, fiber optic cables, diamond thin films and coatings for food packagings.



     The ability of semiconductor device manufacturers to offer integrated circuits with smaller geometries and greater functionality at higher speeds requires continuous improvements in semiconductor process equipment and process controls. Manufacturing a semiconductor, or a similar industrial product, requires hundreds of process steps, many of which involve the precise measurement and control of gases. In the fabrication of semiconductors, for example, these process steps take place within a process chamber. Specific gas mixtures at precisely controlled pressures are used in the process chamber to control the required process atmosphere and are used as a source of material to manufacture a semiconductor.


     Given the complexity of the semiconductor manufacturing process, the value of the products manufactured and the significant cost of semiconductor manufacturing equipment and facilities, significant importance is placed upon:


     - uptime, which is the amount of time that semiconductor manufacturing equipment is available for processing



     - yield, which is the ratio of acceptable output to total output



     - throughput, which is the aggregate output that can be processed per hour



     The design and performance of instruments that control the pressure or flow of gases are becoming more critical to the semiconductor manufacturing process since they directly affect uptime, yield and throughput. In addition, the increasing sophistication of semiconductor devices requires an increase in the number of components and subsystems used in the design of semiconductor manufacturing process tools. To address manufacturing complexity, improve quality and reliability, and ensure long-term service and support, semiconductor device manufacturers and semiconductor capital equipment manufacturers are increasingly seeking to reduce their supplier base and are, therefore, choosing to work with suppliers that provide a broad range of integrated, technologically advanced products backed by worldwide service and support.

     We believe that we offer the widest range of pressure and vacuum measurement and control products serving the semiconductor industry. Our products measure pressures from as low as one trillionth of atmospheric pressure to as high as two hundred times atmospheric pressure. Our objective is to be the leading worldwide supplier of instruments and components used to measure, control and analyze gases in semiconductor and other advanced thin-film processing applications and to help semiconductor device manufacturers achieve improvements in their return on investment capital. Our strategy to accomplish this objective includes:

     - extending our technology leadership

     - continuing to broaden our comprehensive product offering

     - building upon our close working relationships with customers

     - expanding the application of our existing technologies to related markets

     - leveraging our global infrastructure and world class manufacturing capabilities


     For over 25 years, we have focused on satisfying the needs of semiconductor capital equipment manufacturers and semiconductor device manufacturers. As a result, we have established long-term relationships with many of our customers. We sell our products primarily to:


     - semiconductor capital equipment manufacturers

     - semiconductor device manufacturers

     - industrial manufacturing companies

     - university, government and industrial research laboratories


     Our customers include Applied Materials, Inc., Lam Research Corporation, Novellus Systems, Inc., Tokyo Electron Limited, Inc., Air Products and Chemicals, Inc. and Motorola, Inc. We sell our products primarily through our direct sales force located in 22 offices worldwide.


     MKS Instruments, Inc. is a Massachusetts corporation organized in June 1961. Our principal executive offices are located at Six Shattuck Road, Andover, MA 01810, and our telephone number is (978) 975-2350.

                                  THE OFFERING


Common stock offered by MKS...........  6,000,000 shares



Common stock offered by the selling
stockholders..........................  500,000 shares



Common stock to be outstanding after
this offering.........................  24,053,167 shares


Use of proceeds.......................  For distributions to current stockholders and general corporate
                                        purposes. See "Use of Proceeds" and "S
                                        Corporation and Termination of S
                                        Corporation Status."

Proposed Nasdaq National Market
symbol................................  MKSI

     The common stock to be outstanding after this offering is based on shares outstanding as of December 31, 1998 and excludes 2,132,575 shares of common stock issuable upon the exercise of options outstanding as of such date at a weighted average exercise price of $5.19 per share. See "Capitalization" and
Note 8 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     MKS has been treated as an S corporation for federal income tax purposes since July 1, 1987. As an S corporation, MKS has not been subject to federal, and certain state, income taxes. The pro forma net income reflects the provision for income taxes that would have been recorded had MKS been a C corporation, assuming an effective tax rate of 38.0%. As a result of terminating its S corporation status upon the closing of this offering, MKS will record a one-time non-cash credit to historical earnings for additional deferred taxes. If this credit to earnings had occurred at December 31, 1998, the amount would have been approximately $3.9 million. This amount is expected to increase through the closing of this offering and is excluded from pro forma net income. See Notes 2 and 9 of Notes to Consolidated Financial Statements.



     Pro forma balance sheet data set forth below reflects the liability for the distribution of an estimated $35.9 million, calculated as of December 31, 1998, of cumulative undistributed S corporation taxable income for which stockholders of record prior to the closing of this offering have been or will be taxed. The pro forma net income per share and weighted average common shares outstanding which are set forth below reflect the effect of an assumed issuance of sufficient shares to fund this distribution as of January 1, 1998. The distribution will be made out of the proceeds of this offering. The actual amount to be distributed is expected to increase based upon taxable earnings for the period January 1, 1999 through the closing of this offering, subject to certain limitations. See "S Corporation and Termination of S Corporation Status." The pro forma as adjusted balance sheet data reflects the sale of 6,000,000 shares of common stock at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discount and offering expenses payable by MKS.



                                                                           YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------
                                                             1994        1995        1996        1997        1998
                                                           --------    --------    --------    --------    --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales................................................  $106,829    $157,164    $170,862    $188,080    $139,763
Gross profit.............................................    47,016      69,461      68,854      80,474      55,979
Income from operations...................................    12,087      24,106      16,068      23,963       9,135
Net income...............................................  $ 10,003    $ 21,658    $ 12,503    $ 20,290    $  7,186
PRO FORMA STATEMENT OF INCOME DATA(1):
Pro forma net income.....................................                                                  $  5,044
Pro forma net income per share:
  Basic..................................................                                                  $   0.25
  Diluted................................................                                                  $   0.24
Pro forma weighted average common shares outstanding:
  Basic..................................................                                                    20,295
  Diluted................................................                                                    20,780



                                                                       DECEMBER 31, 1998
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 11,188    $ 11,188      $ 63,942
Working capital (deficit)...................................    31,493      (4,433)       84,247
Total assets................................................    96,232      96,232       148,986
Short-term obligations......................................    12,819      12,819        12,819
Long-term obligations, less current portion.................    13,786      13,786        13,786
Stockholders' equity........................................    54,826      18,900       107,580


---------------
(1) Data is computed on the same basis as Note 2 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     You should consider carefully the risks described below before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of factors such as the Risk Factors discussed below.


OUR PERFORMANCE IS AFFECTED BY THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY



     We estimate that approximately 60% of our sales during 1997 and 1998 were to semiconductor capital equipment manufacturers and semiconductor device manufacturers, and we expect that sales to such customers will continue to account for a substantial majority of our sales. Our business depends substantially upon the capital expenditures of semiconductor device manufacturers, which in turn depend upon the demand for semiconductors and other products utilizing semiconductors. Periodic reductions in demand for the products manufactured by semiconductor capital equipment manufacturers and semiconductor device manufacturers may adversely affect our business, financial condition and results of operations. Historically, the semiconductor market has been highly cyclical and has experienced periods of overcapacity, resulting in significantly reduced demand for capital equipment. For example, in 1996 and 1998 the semiconductor industry experienced a significant decline, which caused a number of our customers to reduce their orders. We cannot be certain that the current semiconductor downturn that began in 1998 will not continue. A further decline in the level of orders as a result of any future downturn or slowdown in the semiconductor industry could have a material adverse effect on our business, financial condition and results of operations.



OUR NET SALES AND RESULTS OF OPERATIONS CAN BE ADVERSELY AFFECTED BY THE INSTABILITY OF ASIAN ECONOMIES



     The financial markets in Asia, one of our principal international markets, have experienced significant turbulence. Turbulence in the Asian markets can adversely affect our net sales and results of operations. Our direct net sales to customers in Asian markets have been approximately 17% to 18% of total net sales for the past three years. Our sales include both direct sales to the semiconductor industry in Asia, as well as to semiconductor capital equipment manufacturers that derive a significant portion of their revenue from sales to the Asian semiconductor industry. Turbulence in the Asian markets began to adversely affect the semiconductor device manufacturers and semiconductor capital equipment manufacturers in the fourth quarter of 1997 and continued to adversely affect them in 1998. We expect the turbulence in the Asian markets will continue to adversely affect sales of semiconductor capital equipment manufacturers for at least the first quarter of 1999. As a result, for at least the first quarter we currently expect that our 1999 quarterly net sales and net income will be less than net sales and net income for the comparable quarter of 1998.



THE JUST-IN-TIME NATURE OF OUR BUSINESS COULD CAUSE SUBSTANTIAL FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS



     A substantial portion of our shipments occur shortly after an order is received and therefore we operate with a low level of backlog. As a consequence of the just-in-time nature of shipments and the low level of backlog, a decrease in demand for our products from one or more customers could occur with limited advance notice and could have a material adverse effect on our results of operations in any particular period.

OUR FIXED COSTS MAY LEAD TO FLUCTUATIONS IN OPERATING RESULTS IF OUR NET SALES ARE BELOW EXPECTATIONS



     A significant percentage of our expenses are relatively fixed and based in part on expectations of future net sales. The inability to adjust spending quickly enough to compensate for any shortfall would magnify the adverse impact of a shortfall in net sales on our results of operations. Factors that could cause fluctuations in our net sales include:



- the timing of the receipt of orders from major customers


- customer cancellations or shipment delays


- disruption in sources of supply


- seasonal variations of capital spending by customers

- production capacity constraints

- specific features requested by customers


- our or our competitors' introduction or announcement of new products





     For example, we were in the process of increasing production capacity when the semiconductor capital equipment market began to experience a significant downturn in 1996. This downturn had a material adverse effect on our operating results in the second half of 1996 and the first half of 1997. After an increase in business in the latter half of 1997, the market experienced another downturn in 1998, which had a material adverse effect on our 1998 operating results. As a result of the factors discussed above, it is likely that we will in the future experience quarterly or annual fluctuations and that, in one or more future quarters, our operating results will fall below the expectations of public market analysts or investors. In any such event, the price of our common stock could decline significantly.



OUR FIVE LARGEST CUSTOMERS HAVE HISTORICALLY ACCOUNTED FOR A SIGNIFICANT PORTION OF OUR NET SALES



     Our five largest customers in 1996, 1997 and 1998 accounted for approximately 26%, 32% and 24%, respectively, of our net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would likely have a material adverse effect on our business, financial condition and results of operations. During 1998, one customer, Applied Materials, Inc., accounted for approximately 16% of our net sales. While we have entered into a purchase contract with Applied Materials, Inc. which expires in 2000 unless it is extended by mutual agreement, none of our significant customers, including Applied Materials, Inc., has entered into an agreement requiring it to purchase any minimum quantity of our products. The demand for our products from our semiconductor capital equipment customers depends in part on orders received by them from their semiconductor device manufacturer customers.



     Attempts to lessen the adverse effect of any loss or reduction through the rapid addition of new customers could be difficult because prospective customers typically require lengthy qualification periods prior to placing volume orders with a new supplier. Our future success will continue to depend upon:


     - our ability to maintain relationships with existing key customers

     - our ability to attract new customers

     - the success of our customers in creating demand for their capital equipment products which incorporate our products

INCREASED COMPETITION MAY RESULT IN PRICE REDUCTIONS AND DECREASED DEMAND FOR OUR PRODUCTS



     The markets for our products are highly competitive. Although no one competitor competes with us across all product lines, our competitors could consolidate and/or form alliances to offer a broader array of products to compete against us. Growing competition may result in price reductions of our products and services, reduced net sales and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. We currently encounter substantial competition in each of our product lines from a number of competitors, including:


     - competitors with greater financial and other resources

     - small competitors with well-established specific product niches

     - customers who develop in-house products that serve the functions of and replace our products


     In some cases, particularly with respect to mass flow controllers, semiconductor device manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, for such products, our success will depend in part on our ability to have semiconductor device manufacturers specify that our products be used at their semiconductor fabrication facilities. In addition, we may encounter difficulties in changing established relationships of competitors with a large installed base of products at such semiconductor fabrication facilities. We cannot be sure that our competitors will not develop products that offer price or performance features superior to those of our products. To the extent that our products do not achieve performance or other advantages over products offered by our competitors, we are likely to experience increased price competition or loss of market share with respect to such products.



OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP NEW AND ENHANCED PRODUCTS FOR THE SEMICONDUCTOR INDUSTRY



     Our markets are subject to rapid technological changes. If we fail to develop products and enhancements for general acceptance by our customers in a timely manner, our business, financial condition and results of operations could be materially adversely affected. For example, the semiconductor manufacturing industry, our principal market, is currently undergoing an evolution from the manufacturing of 200mm wafers to 300mm wafers and from 0.25 micron to 0.18 micron line-widths. Semiconductor manufacturers are beginning to establish pilot production lines and specifications for the use of 300mm wafers and the production of less than 0.18 micron devices. We have developed, and are developing, new products and product enhancements to address the expected increasing demand for equipment capable of handling these new wafer sizes and line-widths. We have supplied pre-production equipment to be incorporated into semiconductor capital equipment manufacturers' 300mm pre-production semiconductor wafer process equipment, which is expected to be included in pilot production lines of semiconductor device manufacturers. We have also developed equipment that is being used by research laboratories for devices using less than 0.18 micron line-widths. However, we cannot be certain that our new products and enhancements will be designed into production lines by our customers.



FAILURE BY US TO IDENTIFY AND REMEDIATE ALL MATERIAL YEAR 2000 RISKS COULD ADVERSELY AFFECT US



     We have implemented a multi-phase Year 2000 project consisting of assessment and remediation, and testing following remediation. We cannot, however, be certain that we have identified all of the potential risks. Failure by us to identify and remediate all material Year 2000 risks could adversely affect our business, financial condition and results of operations. We have identified the following risks you should be aware of:



     - we cannot be certain that the entities on whom we rely for certain goods and services that are important for our business will be successful in addressing all of their software and systems problems in order to operate without disruption in the year 2000 and beyond


     - our customers or potential customers may be affected by Year 2000 issues that may, in part:

        -- cause a reduction, delay or cancelation of customer orders

        -- cause a delay in payments for products shipped

        -- cause customers to expend significant resources on Year 2000 compliance matters, rather than investing in our products

     - we have not developed a contingency plan related to the failure of our or a third-party's Year 2000 remediation efforts and may not be prepared for such an event

     Further, while we have made efforts to notify our customers who have purchased potential non-compliant products, we cannot be sure that customers who purchased such products will not assert claims against us alleging that such products should have been Year 2000 compliant at the time of purchase, which could result in costly litigation and divert management's attention.


WE INTEND TO EXPAND OUR BUSINESS OUTSIDE THE SEMICONDUCTOR INDUSTRY AND OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED IF WE FAIL TO SUCCESSFULLY PENETRATE ADDITIONAL MARKETS



     We plan to build upon our experience in manufacturing and selling gas measurement, control and analysis products used by the semiconductor industry by designing and selling such products for applications in other industries which use production processes similar to those used in the semiconductor industry. Any failure by us to penetrate additional markets would limit our ability to reduce our vulnerability to downturns in the semiconductor industry and could have a material adverse effect on our business, financial condition and results of operations.



     We have limited experience selling our products in certain markets outside the semiconductor industry. We cannot be certain that we will be successful in the expansion of our business outside the semiconductor industry. Our future success will depend in part on our ability to:


     - identify new applications for our products

     - adapt our products for such applications

     - market and sell such products to customers


DIFFICULTY IN EXPANDING OUR MANUFACTURING CAPACITY COULD REDUCE OUR MARKET SHARE



     During 1999, we plan to add manufacturing capacity to our Austin, Texas operations and further equip our cleanroom facilities in Andover and Methuen, Massachusetts. Our ability to increase sales of certain products depends in part upon our ability to expand our manufacturing capacity for such products in a timely manner. If we are unable to expand our manufacturing capacity on a timely basis or to manage such expansion effectively, our customers could seek such products from others and our market share could be reduced. Because the semiconductor industry is subject to rapid demand shifts which are difficult to foresee, we may not be able to increase capacity quickly enough to respond to a rapid increase in demand in the semiconductor industry. Additionally, capacity expansion could increase our fixed operating expenses and if sales levels do not increase to offset the additional expense levels associated with any such expansion, our business, financial condition and results of operations could be materially adversely affected.



OUR SALES AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN ECONOMIC CONDITIONS IN COUNTRIES OUTSIDE OF THE UNITED STATES



     International sales, which include sales by our foreign subsidiaries, but exclude direct export sales which were less than 10% of our total net sales, accounted for approximately 30% of net sales in 1996, 27% of net sales in 1997 and 32% of net sales in 1998. We anticipate that international sales will continue to account for a significant portion of our net sales. In addition, certain of our key domestic customers derive a significant portion of their revenues from sales in international markets. Therefore, our sales and results of operations could be adversely affected by economic slowdowns and other risks associated with international sales.

EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR NET SALES AND RESULTS OF OPERATIONS



     Exchange rate fluctuations could have an adverse effect on our net sales and results of operations and we could experience losses with respect to our hedging activities. Unfavorable currency fluctuations could require us to increase prices to foreign customers which could result in lower net sales by us to such customers. Alternatively, if we do not adjust the prices for our products in response to unfavorable currency fluctuations, our results of operations could be adversely affected. In addition, sales made by our foreign subsidiaries are denominated in the currency of the country in which these products are sold and the currency we receive in payment for such sales could be less valuable at the time of receipt as a result of exchange rate fluctuations. While we enter into forward exchange contracts and local currency purchased options to reduce currency exposure arising from these sales and associated intercompany purchases of inventory, we cannot be certain that our efforts will be adequate to protect us against significant currency fluctuations or that such efforts will not expose us to additional exchange rate risks.



WE NEED TO RETAIN AND ATTRACT KEY PERSONNEL SKILLED WITH KNOWLEDGE OF INSTRUMENTS AND COMPONENTS USED IN SEMICONDUCTOR AND INDUSTRIAL MANUFACTURING PROCESSES



     Our success depends to a large extent upon the efforts and abilities of a number of key employees and officers, particularly those with expertise in the semiconductor manufacturing and similar industrial manufacturing industries. The loss of key employees or officers could have a material adverse effect on our business, financial condition and results of operations. We believe that our future success will depend in part on our ability to attract and retain highly skilled technical, financial, managerial and marketing personnel. Competition for such personnel is intense, and we cannot be certain that we will be successful in attracting and retaining such personnel. We are the beneficiary of key-man life insurance policies on John R. Bertucci, Chairman, Chief Executive Officer and President, in the amount of $7.2 million.



OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY


     Although we seek to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we cannot be certain that:

     - we will be able to protect our technology adequately

     - competitors will not be able to develop similar technology independently

     - any of our pending patent applications will be issued

     - intellectual property laws will protect our intellectual property rights


     - third parties will not assert that our products infringe patent, copyright or trade secrets of such parties



PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS MAY RESULT IN COSTLY LITIGATION


     Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.


TRADING IN OUR SHARES COULD BE SUBJECT TO EXTREME PRICE FLUCTUATIONS AND YOU COULD HAVE DIFFICULTY TRADING YOUR SHARES



     The market for shares in newly public technology companies is subject to extreme price and volume fluctuations. These broad market fluctuations may materially and adversely affect the market price of our common stock. In addition, although our common stock will be quoted on the Nasdaq National Market, an active trading market may not develop and be sustained after this offering.

YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT



     Purchasers of common stock in this offering will incur immediate and substantial dilution of $11.53 in the pro forma net tangible book value per share of common stock from the assumed initial public offering price of $16.00 per share.



AFTER THIS OFFERING ONE STOCKHOLDER, ALONG WITH MEMBERS OF HIS FAMILY, WILL HAVE CONTROLLING INTEREST IN MKS



     Upon consummation of this offering, John R. Bertucci, Chairman, Chief Executive Officer and President of MKS, and members of his family will, in the aggregate, beneficially own approximately 70% of our outstanding common stock. As a result, these stockholders, acting together, will be able to take any of the following actions without the approval of our public stockholders:


     - amend our Articles of Organization in certain respects or approve a merger, sale of assets or other major corporate transaction

     - defeat any non-negotiated takeover attempt that may be beneficial to our public stockholders

     - determine the amount and timing of dividends paid to themselves and to our public stockholders

     - otherwise control our management and operations and the outcome of all matters submitted for a stockholder vote, including the election of directors


CERTAIN PROVISIONS OF OUR ARTICLES OF ORGANIZATION, OUR BY-LAWS AND MASSACHUSETTS LAW COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS AND COULD DELAY OR PREVENT A CHANGE IN CONTROL OF MKS



     Anti-takeover provisions could diminish the opportunities for stockholders to participate in tender offers including tender offers at a price above the then current market value of the common stock. Such provisions may also inhibit increases in the market price of the common stock that could result from takeover attempts. For example, while we have no present plans to issue any preferred stock, the Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying, deterring or preventing a change in control of MKS. The issuance of preferred stock could adversely affect the voting power of the holders of common stock including the loss of voting control to others. In addition, our By-Laws will provide for a classified Board of Directors consisting of three classes. This classified board could also have the effect of delaying, deterring or preventing a change in control of MKS.



FUTURE SALES BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK



     Sales of our common stock in the public market following this offering could adversely affect the market price of the common stock. All of the shares offered under this prospectus will be freely tradable in the open market, and



     - 17,553,165 additional shares may be sold after the expiration of 180-day lock-up agreements



     - approximately 1,100,000 additional shares may be sold upon the exercise of stock options after the expiration of 180-day lock-up agreements

             S CORPORATION AND TERMINATION OF S CORPORATION STATUS

     MKS has been treated as an S corporation for federal income tax purposes since July 1, 1987. As a result, MKS currently pays no federal, and certain state, income tax, and all of the earnings of MKS are subject to federal, and certain state, income taxation directly at the stockholder level. MKS's S corporation status will terminate upon the closing of this offering, at which time MKS will become subject to corporate income taxation under Subchapter C of the Internal Revenue Code and applicable state income taxation law. Pro forma statement of income data set forth in this prospectus has been adjusted to include pro forma income tax provisions as if MKS had been a C corporation during the relevant periods.


     As soon as practicable following the closing of this offering, MKS intends to make a distribution to the holders of record on the day prior to the closing of this offering in an amount equivalent to the "accumulated adjustments account," as defined in Section 1368(a)(1) of the Internal Revenue Code. As of December 31, 1998, the outstanding balance of the accumulated adjustments account was estimated to be approximately $35.9 million, and such balance is expected to increase in the period from January 1, 1999 through the closing of this offering. The accumulated adjustments account is cumulatively equal to financial reporting income, adjusted for differences between the methods of accounting used for financial accounting and for federal income tax purposes from July 1, 1987 through the date of termination of MKS's S corporation status, that has not been previously distributed. Investors purchasing shares in this offering will not receive any portion of the distribution.



     MKS expects to enter into a Tax Indemnification and S Corporation Distribution Agreement with its existing stockholders providing for, among other things, the indemnification of MKS by such stockholders for any federal and state income taxes, including interest, incurred by MKS if for any reason MKS is deemed to be treated as a C corporation during any period in which it reported its taxable income as an S corporation. The tax indemnification obligation of the existing stockholders is limited to the amount of any reduction in their tax liability as a result of any such determination. This agreement also provides for the cross-indemnification by MKS of each existing stockholder for any losses or liabilities with respect to certain additional taxes, including interest and penalties, resulting from MKS's operations during the period in which it was an S corporation. The agreement further provides for the payment, with interest, by the existing stockholders or MKS, as the case may be, for the difference between the amount to be distributed and the actual amount of accumulated adjustments account on the day immediately preceding the closing of this offering. The actual amount of the accumulated adjustments account on the day prior to the closing of this offering cannot be determined until MKS calculates the amount of its taxable income for the year ending December 31, 1999. Purchasers of common stock in this offering will not be parties to the Tax Indemnification and S Corporation Distribution Agreement.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of the 6,000,000 shares of common stock offered by us are estimated to be $88,680,000 ($103,188,000 if the underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses payable by us and assuming an initial public offering price of $16.00 per share. We will not receive any of the proceeds from the sale of shares by the selling stockholders.



     We will use proceeds from this offering to pay current stockholders our undistributed S corporation earnings through the closing of this offering. The undistributed S corporation earnings were estimated to be approximately $35.9 million at December 31, 1998, and are expected to increase from January 1, 1999 to the closing of this offering. See "S Corporation and Termination of S Corporation Status." We expect to use the remainder of the net proceeds for general corporate purposes, including working capital, product development and capital expenditures.


     A portion of the net proceeds after the S corporation distribution may also be used for the acquisition of businesses, products and technologies that are complementary to those of MKS. There are currently no active negotiations, commitments or agreements with respect to any acquisition. Pending such uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We currently intend, subject to our contractual obligations under the Tax Indemnification and S Corporation Distribution Agreement, to retain earnings for the continued development of our business. Restrictions or limitations on the payment of dividends may be imposed in the future under the terms of credit agreements or under other contractual provisions. In the absence of such restrictions or limitations, the payment of any dividends will be at the discretion of our Board of Directors.

                                 CAPITALIZATION


     The following table sets forth the capitalization of MKS (1) as of December 31, 1998, (2) on a pro forma basis to reflect distributions and adjustments in connection with MKS's S corporation status and (3) as adjusted to reflect the sale of 6,000,000 shares of common stock by MKS at an assumed initial public offering price of $16.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."



     The pro forma data reflects the liability for distribution of an estimated $35.9 million, calculated as of December 31, 1998, of cumulative undistributed S corporation taxable income for which stockholders of record prior to the closing of this offering have been or will be taxed. The actual amount to be distributed is expected to increase based upon taxable earnings for the period from January 1, 1999 through the closing of this offering, subject to certain limitations. See "S Corporation and Termination of S Corporation Status" and Notes 2 and 9 of Notes to Consolidated Financial Statements. The pro forma as adjusted numbers have been adjusted to reflect the issuance of 6,000,000 shares of common stock at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discount and offering expenses payable by MKS. The remaining balance in retained earnings represents accumulated earnings prior to MKS's conversion from a C corporation to an S corporation in 1987, accumulated income in overseas subsidiaries and differences between book and tax accumulated income.



                                                                    DECEMBER 31, 1998
                                                         ---------------------------------------
                                                                                      PRO FORMA
                                                         ACTUAL       PRO FORMA      AS ADJUSTED
                                                         ------       ---------      -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, less current portion............  $13,786       $13,786        $ 13,786
Stockholders' equity:
  Common stock, no par value; 30,000,000 shares
     authorized, 18,053,167 shares issued and
     outstanding (actual and pro forma); 24,053,167
     shares issued and outstanding (pro forma as
     adjusted).........................................      113           113             113
  Additional paid-in capital...........................       48            48          88,728
  Retained earnings....................................   52,479        16,553          16,553
  Accumulated other comprehensive income...............    2,186         2,186           2,186
                                                         -------       -------        --------
     Total stockholders' equity........................   54,826        18,900         107,580
                                                         -------       -------        --------
          Total capitalization.........................  $68,612       $32,686        $121,366
                                                         =======       =======        ========


     The common stock to be outstanding after this offering is based on shares outstanding as of December 31, 1998 and excludes 2,132,575 shares of common stock issuable upon the exercise of options outstanding as of such date at a weighted average exercise price of $5.19 per share. See Note 8 of Notes to Consolidated Financial Statements.

                                    DILUTION


     As of December 31, 1998, MKS had a net tangible book value of $54,826,000, or $3.04 per share of common stock. After taking into account the sale of the shares offered hereby by MKS, the pro forma net tangible book value as of December 31, 1998 would have been $107,580,000, or $4.47 per share. The pro forma net tangible book value assumes that the proceeds to MKS, net of offering expenses and commissions, will be approximately $52,754,000. This number has also been adjusted to take into account the distribution to current stockholders of the accumulated undistributed S corporation taxable income for which such taxpayers have been or will be taxed as of December 31, 1998. That amount is estimated to be $35.9 million. No other changes occurring after December 31, 1998 have been taken into account. Based on the foregoing, there would be an immediate increase in net tangible book value to existing stockholders attributable to new investors of $2.92 per share and the immediate dilution of $11.53 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............            $16.00
  Net tangible book value per share at December 31, 1998....  $ 3.04
  Decrease per share attributable to the S corporation
     distribution...........................................   (1.49)
  Increase per share attributable to new investors..........    2.92
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................              4.47
                                                                        ------
Dilution per share to new investors.........................            $11.53
                                                                        ======



     The following table sets forth, on a pro forma basis as of December 31, 1998, (1) the number of shares of common stock purchased from MKS, (2) the total consideration paid to MKS and (3) the average price paid per share by existing stockholders and by the new investors purchasing shares of common stock in this offering, at an assumed initial public offering price of $16.00 per share. Underwriting discounts, commissions and other estimated offering expenses have not been deducted. Shares owned by existing stockholders will be reduced by the number of shares sold by them in this offering.



                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    ---------------------    -----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                    ----------    -------    ------------    -------    -------------
Existing stockholders.............  18,053,167      75.1%    $    161,000       0.2%       $0.009
New investors.....................   6,000,000      24.9       96,000,000      99.8        $16.00
                                    ----------     -----     ------------     -----
          Total...................  24,053,167     100.0%      96,161,000     100.0%
                                    ==========     =====     ============     =====


     As of December 31, 1998, there were options outstanding to purchase a total of 2,132,575 shares of common stock, at a weighted average exercise price of $5.19 per share and 2,401,793 additional shares reserved for future grants of issuances under MKS's stock option and stock purchase plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been derived from MKS's financial statements, included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report. The selected financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 are derived from financial statements, which were also audited by PricewaterhouseCoopers LLP, not included herein. The data should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     MKS has been treated as an S corporation under the applicable provisions of the Internal Revenue Code since July 1, 1987. As an S corporation, MKS has not been subject to federal, and certain state, income taxes. The pro forma net income set forth below reflects the provision for income taxes that would have been recorded had MKS been a C corporation, assuming an effective tax rate of 38.0%. As a result of terminating its S corporation status upon the closing of this offering, MKS will record a one-time non-cash credit to historical earnings for additional deferred taxes. If this credit to earnings had occurred at December 31, 1998, the amount would have been approximately $3.9 million. This amount is expected to change through the closing of this offering and is excluded from pro forma net income. See Notes 2 and 9 of Notes to Consolidated Financial Statements. Pro forma balance sheet data reflects the liability for the distribution of an estimated $35.9 million, calculated as of December 31, 1998, of cumulative undistributed S corporation taxable income for which stockholders of record prior to the closing of this offering have been or will be taxed. The actual amount to be distributed is expected to increase based upon taxable earnings for the period January 1, 1999 through the closing of this offering, subject to certain limitations. Pro forma net income per share reflects the effect of an assumed issuance of sufficient shares to fund the distribution, as of January 1, 1998. See "S Corporation and Termination of S Corporation Status" and Note 2 of Notes to Consolidated Financial Statements.

                                                      YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                        1994        1995        1996        1997        1998
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales...........................  $106,829    $157,164    $170,862    $188,080    $139,763
Cost of sales.......................    59,813      87,703     102,008     107,606      83,784
                                      --------    --------    --------    --------    --------
Gross profit........................    47,016      69,461      68,854      80,474      55,979
Research and development............     8,036      10,935      14,195      14,673      12,137
Selling, general and
  administrative....................    26,893      34,420      37,191      41,838      34,707
Restructuring.......................        --          --       1,400          --          --
                                      --------    --------    --------    --------    --------
Income from operations..............    12,087      24,106      16,068      23,963       9,135
Interest expense, net...............     1,284       1,448       2,286       1,861       1,187
Other income (expense), net.........        --          --        (479)        166         187
                                      --------    --------    --------    --------    --------
Income before income taxes..........    10,803      22,658      13,303      22,268       8,135
Provision for income taxes..........       800       1,000         800       1,978         949
                                      --------    --------    --------    --------    --------
Net income..........................  $ 10,003    $ 21,658    $ 12,503    $ 20,290    $  7,186
                                      ========    ========    ========    ========    ========

                                                                    YEAR ENDED
                                                                DECEMBER 31, 1998
                                                                -----------------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
PRO FORMA STATEMENT OF INCOME DATA (UNAUDITED):
Historical income before income taxes.......................          $8,135
Pro forma provision for income taxes........................           3,091
                                                                      ------
Pro forma net income........................................          $5,044
                                                                      ======
Pro forma net income per common share:
    Basic...................................................          $ 0.25
                                                                      ======
    Diluted.................................................          $ 0.24
                                                                      ======

                                            DECEMBER 31,                     DECEMBER 31, 1998
                             ------------------------------------------    ---------------------
                              1994        1995       1996        1997       ACTUAL     PRO FORMA
                             -------    --------    -------    --------    --------    ---------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
  equivalents..............  $ 4,059    $  3,650    $ 3,815    $  2,511    $ 11,188    $ 11,188
Working capital
  (deficit)................   25,078      32,202     22,404      30,321      31,493      (4,433)
Total assets...............   72,320     104,511     95,000     106,536      96,232      96,232
Short-term obligations.....    9,246      15,192     16,124      13,852      12,819      12,819
Long-term obligations, less
  current portion..........   14,948      20,462     18,899      15,624      13,786      13,786
Stockholders' equity.......   37,272      48,392     45,498      52,848      54,826      18,900

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. MKS's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

OVERVIEW


     MKS was founded in 1961. MKS develops, manufactures and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes. During 1997 and 1998, MKS estimates that approximately 60% of its net sales were to semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS expects that sales to such customers will continue to account for a substantial majority of its sales. MKS's customers include semiconductor capital equipment manufacturers, semiconductor device manufacturers, industrial manufacturing companies and university, government and industrial research laboratories. In 1996, 1997, and 1998, sales to MKS's top five customers accounted for approximately 26%, 32% and 24%, respectively, of MKS's net sales. During 1998, Applied Materials, Inc. accounted for approximately 16% of MKS's net sales. MKS typically enters into contracts with its semiconductor equipment manufacturer customers that provide for quantity discounts. MKS recognizes revenue, and accrues for anticipated returns and warranty costs, upon shipment.



     In the third quarter of 1996, as a result of the downturn in the semiconductor industry, MKS recorded a restructuring charge of $1.4 million. The charge was primarily related to a reduction of personnel and the closure of certain facilities and included the cost of severance, lease commitments and the write-off of leasehold improvements. During 1998, as a result of the downturn in the semiconductor industry, MKS reduced its staffing levels by approximately 30% from its year-end 1997 levels.



     A significant portion of MKS's sales are to operations in international markets. International sales by MKS's foreign subsidiaries, located in Japan, Korea, Europe, and Canada, were 27.3% and 32.4% of net sales for 1997 and 1998, respectively. Sales by MKS's Japan subsidiary comprised 15.0% and 15.1% of net sales in 1997 and 1998, respectively. MKS does not classify export sales made directly by MKS as international sales. Such export sales have generally been less than 10% of net sales. MKS currently uses, and plans to continue to use, forward exchange contracts and local currency purchased options to reduce currency exposure arising from foreign denominated sales associated with the intercompany purchases of inventory. Gains and losses on derivative financial instruments that qualify for hedge accounting are classified in cost of sales. Gains and losses on derivative financial instruments that do not qualify for hedge accounting are marked-to-market and recognized immediately in other income. See Note 3 to Notes to Consolidated Financial Statements.


     MKS has been treated as an S corporation for federal income tax purposes since July 1, 1987. MKS's S corporation status will terminate upon the closing of this offering, at which time MKS will become subject to federal, and certain state, income taxation as a C corporation. The pro forma net income reflects a pro forma effective tax rate of 38.0% to reflect federal and state income taxes which would have been payable for 1998 had MKS been taxed as a C corporation. See "S Corporation and Termination of S Corporation Status."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total net sales of certain line items included in MKS's consolidated statement of income data:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
Cost of sales...............................................   59.7     57.2     59.9
                                                              -----    -----    -----
Gross profit................................................   40.3     42.8     40.1
Research and development....................................    8.3      7.8      8.7
Selling, general and administrative.........................   21.8     22.3     24.9
Restructuring...............................................    0.8       --       --
                                                              -----    -----    -----
Income from operations......................................    9.4     12.7      6.5
Interest expense, net.......................................    1.3      1.0      0.8
Other income (expense), net.................................   (0.3)     0.1      0.1
                                                              -----    -----    -----
Income before income taxes..................................    7.8     11.8      5.8
Provision for income taxes..................................    0.5      1.0      0.7
                                                              -----    -----    -----
Net income..................................................    7.3%    10.8%     5.1%
                                                              =====    =====    =====
Pro forma data:
  Historical income before income taxes.....................                      5.8%
  Pro forma provision for income taxes......................                      2.2
                                                                                -----
  Pro forma net income......................................                      3.6%
                                                                                =====

Year Ended 1998 Compared to 1997


     Net Sales. Net sales decreased 25.7% to $139.8 million for 1998 from $188.1 million for 1997. International net sales were approximately $45.3 million in 1998 or 32.4% of net sales and $51.4 million in 1997 or 27.3% of net sales. The decrease in net sales was primarily due to decreased sales volume of MKS's existing products in the United States and in Asia caused by the 1998 downturn in the semiconductor capital equipment market.


     Gross Profit. Gross profit as a percentage of net sales decreased to 40.1% for 1998 from 42.8% in 1997. The change was primarily due to manufacturing overhead costs being a higher percentage of net sales due to lower sales volume in 1998.


     Research and Development. Research and development expenses decreased 17.3% to $12.1 million or 8.7% of net sales for 1998 from $14.7 million or 7.8% of net sales for 1997. The decrease was due to reduced spending for development materials primarily related to certain projects that were completed during 1998.



     Selling, General and Administrative. Selling, general and administrative expenses decreased 17.0% to $34.7 million or 24.9% of net sales for 1998 from $41.8 million or 22.3% of net sales for 1997. The decrease was due primarily to a decrease of approximately $4.2 million in compensation expense resulting from the reduction in personnel during 1998 and reduced incentive compensation. Additionally, expenses were reduced as a result of lower spending on advertising, travel, and other selling and administrative costs.


     Interest Expense, Net. Net interest expense decreased to $1.2 million for 1998 from $1.9 million for 1997 primarily due to lower debt outstanding during 1998.

     Other Income (Expense), Net. Other income of $0.2 million in 1998 primarily represents foreign exchange translation gains on intercompany payables of $1.0 million offset by $0.7 million for costs associated with MKS's planned initial public offering in early 1998 which was postponed. Other income of $0.2 million in 1997 represents gains of $1.2 million from foreign exchange contracts that did not qualify for hedge accounting, offset by a foreign exchange translation loss on an intercompany payable.

     Pro Forma Provision for Income Taxes. The pro forma provision for income taxes for 1998 reflects the estimated tax expense MKS would have incurred had it been subject to federal and state income taxes as a C corporation under the Internal Revenue Code. The pro forma provision reflects a pro forma tax rate of 38.0%, which differs from the federal statutory rate due primarily to the effects of state and foreign taxes and certain tax credits.

Year Ended 1997 Compared to 1996


     Net Sales. Net sales increased 10.1% to $188.1 million for 1997 from $170.9 million for 1996. International net sales were approximately $51.4 million in both 1997 and 1996 and were 27.3% of net sales in 1997 and 30.1% of net sales in 1996. The increase in net sales was primarily due to increased sales volume of MKS's existing products in the United States.


     Gross Profit. Gross profit as a percentage of net sales increased to 42.8% for 1997 from 40.3% for 1996. The change was due primarily to the reduction in fixed costs resulting from the restructuring effected in the third quarter of 1996 and the resulting increase in operational efficiencies.


     Research and Development. Research and development expenses increased 3.4% to $14.7 million or 7.8% of net sales for 1997 from $14.2 million or 8.3% of net sales for 1996. The increase was primarily due to an increase in staffing throughout 1997 for certain development projects.



     Selling, General and Administrative. Selling, general and administrative expenses increased 12.5% to $41.8 million or 22.3% of net sales for 1997 from $37.2 million or 21.8% of net sales for 1996. The increase was due to increased compensation expense resulting from increased salaries and wages and incentive compensation.


     Restructuring. In the third quarter of 1996, as a result of the downturn in the semiconductor industry, MKS recorded a restructuring charge of $1.4 million. The charge included $0.4 million of severance pay, $0.7 million of lease commitments, and $0.3 million for the write-off of leasehold improvements.

     Interest Expense, Net. Net interest expense decreased to $1.9 million for 1997 from $2.3 million for 1996 primarily due to lower debt outstanding during 1997.

     Other Income (Expense), Net. Other expense for 1996 and other income for 1997 reflect losses and gains of $0.5 million and $1.2 million, respectively, from foreign exchange contracts that did not qualify for hedge accounting, and a foreign exchange translation loss on an intercompany payable from MKS's Korean subsidiary of $1.0 million related to the devaluation of the Korean won in the fourth quarter of 1997.

Selected Quarterly Operating Results


     The following tables present unaudited consolidated financial information for the eight quarters ended December 31, 1998. In the opinion of management, this information has been presented on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this prospectus. All adjustments which management considers necessary for a fair presentation of the results of such periods have been included to present fairly the unaudited quarterly results when read in conjunction with MKS's Consolidated Financial Statements and Notes thereto. The results for any quarter are not necessarily indicative of future quarterly results of operations.


                                                                         QUARTER ENDED
                                   -----------------------------------------------------------------------------------------
                                   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                     1997        1997       1997        1997       1998        1998       1998        1998
                                   ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                        (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales........................   $40,520    $45,749     $48,360    $53,451     $46,163    $34,026     $28,834    $30,740
Cost of sales....................    24,277     26,413      27,766     29,150      26,757     20,265      18,140     18,622
                                    -------    -------     -------    -------     -------    -------     -------    -------
Gross profit.....................    16,243     19,336      20,594     24,301      19,406     13,761      10,694     12,118
Research and development.........     2,994      3,563       3,779      4,337       3,794      3,107       2,568      2,668
Selling, general and
  administrative.................     9,612     10,321      10,816     11,089      10,112      9,045       7,808      7,742
                                    -------    -------     -------    -------     -------    -------     -------    -------
Income from operations...........     3,637      5,452       5,999      8,875       5,500      1,609         318      1,708
Interest expense, net............       494        527         445        395         375        337         234        241
Other income (expense), net......       275       (447)        632       (294)       (281)       123          77        268
                                    -------    -------     -------    -------     -------    -------     -------    -------
Income before income taxes.......     3,418      4,478       6,186      8,186       4,844      1,395         161      1,735
Provision for income taxes.......       289        378         523        788         565        163          19        202
                                    -------    -------     -------    -------     -------    -------     -------    -------
Net income.......................   $ 3,129    $ 4,100     $ 5,663    $ 7,398     $ 4,279    $ 1,232     $   142    $ 1,533
                                    =======    =======     =======    =======     =======    =======     =======    =======

                                                                         QUARTER ENDED
                                   -----------------------------------------------------------------------------------------
                                   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                     1997        1997       1997        1997       1998        1998       1998        1998
                                   ---------   --------   ---------   --------   ---------   --------   ---------   --------
PERCENTAGE OF NET SALES:
Net sales........................     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of sales....................      59.9       57.7        57.4       54.5        58.0       59.6        62.9       60.6
                                    -------    -------     -------    -------     -------    -------     -------    -------
Gross profit.....................      40.1       42.3        42.6       45.5        42.0       40.4        37.1       39.4
Research and development.........       7.4        7.8         7.8        8.1         8.2        9.1         8.9        8.6
Selling, general and
  administrative.................      23.7       22.6        22.4       20.8        21.9       26.6        27.1       25.2
                                    -------    -------     -------    -------     -------    -------     -------    -------
Income from operations...........       9.0       11.9        12.4       16.6        11.9        4.7         1.1        5.6
Interest expense, net............       1.2        1.1         0.9        0.7         0.8        1.0         0.8        0.8
Other income (expense), net......       0.6       (1.0)        1.3       (0.6)       (0.6)       0.4         0.3        0.8
                                    -------    -------     -------    -------     -------    -------     -------    -------
Income before income taxes.......       8.4        9.8        12.8       15.3        10.5        4.1         0.6        5.6
Provision for income taxes.......       0.7        0.8         1.1        1.5         1.2        0.5         0.1        0.6
                                    -------    -------     -------    -------     -------    -------     -------    -------
Net income.......................       7.7%       9.0%       11.7%      13.8%        9.3%       3.6%        0.5%       5.0%
                                    =======    =======     =======    =======     =======    =======     =======    =======


     MKS's quarterly operating results have varied significantly and are likely to continue to vary significantly due to a number of factors including:



     - specific economic conditions in the industries in which MKS's customers operate, particularly the semiconductor industry



     - the timing of the receipt of orders from major customers



     - customer cancellations or shipment delays



     - price competition



     - disruption in sources of supply



     - seasonal variations of capital spending by customers



     - production capacity constraints



     - specific features requested by customers

     - exchange rate fluctuations



     - the introduction or announcement of new products by MKS or its competitors



     - other factors, many of which are beyond MKS's control



     MKS's net sales have fluctuated over the past eight quarters primarily due to the decline in the semiconductor capital equipment market and the semiconductor device market in 1998 that adversely affected sales of MKS's products in each of the quarters of 1998. MKS expects that the decline in worldwide semiconductor capital equipment orders in the second half of 1998 and the instability of the Asian markets will continue to adversely affect sales of semiconductor capital equipment manufacturers for at least the first quarter of 1999. As a result, for at least the first quarter we currently expect that our 1999 quarterly net sales and net income will be less than net sales and net income for the comparable quarter of 1998.


     Gross profit as a percentage of net sales increased in each quarter of 1997 primarily as a result of fuller utilization of existing manufacturing capacity as a result of increased net sales. Gross profit as a percentage of net sales decreased in each of the first three quarters of 1998 as a result of manufacturing overhead costs becoming a higher percentage of net sales due to lower sales volume.


     The increase in research and development expenses for the second, third and fourth quarters of 1997 was primarily due to increased staffing levels. The decrease in research and development expenses for the first, second, and third quarters of 1998 was due to reduced spending for development materials primarily related to certain projects that were completed during 1998.


     Selling, general and administrative expenses increased in the second, third and fourth quarters of 1997 primarily due to increased compensation expense and the write-off of certain abandoned assets. The decrease in selling, general and administrative expenses in the first, second, and third quarters of 1998 was primarily due to a decrease in compensation expense along with other selling related expenses.

     Other income primarily represents gains and losses on foreign exchange contracts and a foreign exchange translation loss on an intercompany payable from MKS's Korean subsidiary of $1.0 million in the fourth quarter of 1997 related to the devaluation of the Korean won. Other expenses in the first quarter of 1998 include $0.7 million for costs associated with MKS's planned initial public offering in early 1998 which was postponed.

LIQUIDITY AND CAPITAL RESOURCES

     MKS has financed its operations and capital requirements through a combination of cash provided by operations, long-term real estate financing, capital lease financing and short-term lines of credit.

     Operations provided cash of $26.3 million, $16.8 million and $23.0 million for 1996, 1997 and 1998, respectively, primarily impacted in each period by net income, depreciation and changes in the levels of inventory and accounts receivable. Investing activities utilized cash of $10.2 million, $3.3 million and $2.1 million in 1996, 1997 and 1998, respectively, primarily for the purchase of property and equipment in each period. Financing activities utilized cash of $15.6 million, $16.2 million and $11.8 million in 1996, 1997 and 1998, respectively, primarily for stockholder distributions in each period. Cash flows from financing activities for each period were primarily from short-term and long-term borrowings.


     Working capital was $31.5 million as of December 31, 1998. MKS has a combined $30.0 million line of credit with two banks, expiring December 31, 1999, all of which is available. Interest on future borrowings under the line of credit would be payable monthly at a rate based on LIBOR, which was 7.131% at December 31, 1998. MKS also has lines of credit through its foreign subsidiaries with several financial institutions totaling $15.0 million at December 31, 1998. The total unused balance under these lines of credit was $5.3 million at December 31, 1998. The interest rates on borrowings outstanding as of December 31, 1998 on these lines of credit ranged from 1.3% to 1.7%. Interest on future borrowings under the unused balance of these lines of credit would be at rates ranging from 1.5% to 7.85%. These lines generally expire and are renewed at six month intervals. In addition, MKS has outstanding term loans and mortgage loans from banks totaling $12.0 million (net of the current portion) at December 31, 1998. See Notes 6 and 13 of Notes to Consolidated Financial Statements.


     In 1997 and 1998, MKS distributed $12.4 million and $6.2 million, respectively, of undistributed S corporation earnings to its stockholders. As soon as practicable following the closing of this offering, MKS intends to make a distribution to the holders of record on the day prior to the closing of this offering in an amount equivalent to the accumulated adjustments account. The accumulated adjustments account is cumulatively equal to financial reporting income, adjusted for differences between the methods of accounting used for financial accounting and for federal income tax purposes from July 1, 1987 through the date of termination of MKS's S corporation status, that has not been previously distributed. Investors purchasing shares in this offering will not receive any portion of the distribution. As of December 31, 1998, the outstanding balance of the accumulated adjustments account was estimated to be approximately $35.9 million, and such balance is expected to increase in the period from January 1, 1999 through the closing of this offering.



     MKS believes that the net proceeds from this offering, together with the cash anticipated to be generated from operations and funds available from existing credit facilities, will be sufficient to satisfy its estimated working capital and planned capital expenditure requirements through at least the next 24 months.



EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT



     A significant portion of MKS's business is conducted outside of the United States through its foreign subsidiaries. The foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period to period comparability of results of operations is affected by fluctuations in exchange rates. MKS derives a significant portion of its cash flows from foreign denominated revenue. To the extent the dollar value of foreign denominated revenue is diminished as a result of a strengthening U.S. dollar, MKS's results of operations and cash flows could be adversely affected.



     The primary currencies to which MKS has exposure are the Japanese yen and the German mark. The nature of this exposure is from MKS selling inventory to its overseas subsidiaries for resale in local currency. Consequently, the cash flows from the overseas subsidiaries are affected by exchange rate fluctuations. To reduce the risks associated with foreign currency rate fluctuations, MKS has entered into forward exchange contracts and local currency purchased options on a continuing basis in amounts and timing consistent with the underlying currency exposures.



     The factors MKS considers in determining whether forward exchange contracts or purchased options qualify for hedge accounting include:



     - whether the notional amounts of the derivatives offset the underlying currency exposures in terms of timing and amounts



     - for forward exchange contracts, whether the underlying transactions being hedged are pursuant to firm commitments



     - for local currency purchased options, whether it is probable that the underlying hedging transaction will occur



     Gains on forward exchange contracts and local currency purchased options, qualifying for hedge accounting, amounted to $2.5 million, $1.2 million and $0.3 million for the years ended December 31, 1996, 1997 and 1998, respectively, and are classified in cost of sales. Losses of $0.5 million, gains of $1.2 million and losses of $0.2 million on forward exchange contracts that did not qualify for hedge accounting were recognized in earnings for 1996, 1997 and 1998, respectively, and are classified in other income (expense), net. These amounts are net of a foreign exchange translation loss of $1.0 million and a gain of $1.0 million on intercompany payables from its subsidiaries in 1997 and 1998 respectively. Foreign exchange translation gains and losses from unhedged intercompany balances were not material in 1996. While MKS does not issue or hold derivative financial instruments for trading purposes, there can be no assurance that any losses realized on such instruments will be fully offset by gains on the underlying exposure. Prospectively, MKS plans to continue to use forward exchange contracts and local currency purchased options to seek to mitigate the impact of exchange rate fluctuations. See Notes 2 and 3 of Notes to Consolidated Financial Statements.


MARKET RISK AND SENSITIVITY ANALYSIS



Foreign Exchange Rate Risk


     The potential fair value loss for a hypothetical 10% adverse change in forward currency exchange rates on MKS's forward exchange contracts at December 31, 1998 would be $949,000. The potential loss was estimated by calculating the fair value of the forward exchange contracts at December 31, 1998 and comparing that with those calculated using the hypothetical forward currency exchange rates.

     The value of the local currency purchased options at December 31, 1998 was immaterial. Any loss related to the local currency purchased options is limited to the unamortized premium of $155,000 at December 31, 1998.


     At December 31, 1998, MKS had $9,687,000 related to short-term borrowings denominated in Japanese yen. The carrying value of these short-term borrowings approximates fair value due to their short period to maturity. Assuming a hypothetical 10% adverse change in the Japanese yen to U.S. dollar year end exchange rate, the fair value of these short-term borrowings would increase by $1,077,000. The potential increase in fair value was estimated by calculating the fair value of the short-term borrowings at December 31, 1998 and comparing that with the fair value using the hypothetical year end exchange rate.



Interest Rate Risk



     MKS is exposed to fluctuations in interest rates in connection with its variable rate term loans. In order to minimize the effect of changes in interest rates on earnings, MKS entered into an interest rate swap that fixed the interest rate on its variable rate term loans. Under the swap agreement, MKS pays a fixed rate of 5.85% on the notional amount and receives LIBOR. At December 31, 1998, the notional amount of the interest rate swap was equal to the principal amount of the variable rate term loans. The potential increase in the fair value of term loans when adjusting for the interest rate swap paying at a fixed rate resulting from a hypothetical 10% decrease in interest rates was not material.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     See Note 2 of Notes to Consolidated Financial Statements for a discussion of the impact of recently issued accounting pronouncements.

YEAR 2000 COMPLIANCE

     The Year 2000 problem stems from the fact that many currently installed computer systems include software and hardware products that are unable to distinguish 21st century dates from those in the 20th century. As a result, computer software and/or hardware used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions to normal business activities.

State of Readiness

     MKS designed and began implementation of a multi-phase Year 2000 project which consists of:


     - assessment of the corporate systems and operations including both information technology and non-information technology that could be affected by the Year 2000 problem



     - remediation of non-compliant systems and components



     - testing of systems and components following remediation

     MKS, under the guidance of its Information Technology Steering Committee, has focused its Year 2000 review on four areas:


     - internal computer software and hardware



     - product compliance



     - facilities and manufacturing equipment



     - third-party compliance



     Internal Computer Software and Hardware. MKS uses information technology for its internal infrastructure, which consists of its main enterprise systems which include the systems used, in part, for purchase orders, invoicing, shipping and accounting, and individual workstations, including personal computers, and its network systems.


     Because MKS's business and manufacturing systems, such as its main enterprise systems, are essential to its business, financial condition and results of operations, MKS began its assessment of these systems prior to its other non-critical information technology systems. MKS began its assessment in the fall of 1997, and in November 1997, MKS developed a remediation plan for all identified noncompliant business and manufacturing systems. This remediation plan was implemented in January 1998. By July 1998, MKS had installed new systems or upgraded existing systems. Based upon post-implementation testing and review, management believes that all business and manufacturing systems within its manufacturing operations are Year 2000 compliant.

     One of MKS's international subsidiaries is currently undergoing conversion of its business systems in order to become Year 2000 compliant. Management believes that these systems will be operational by June 1999. This phase of the Year 2000 project is currently on schedule.

     MKS's personal computer based systems were assessed in early 1998. MKS believes that all non-compliant hardware and software was identified by March 1998, at which time it made a list prioritizing databases to be remedied. Critical databases were identified and were scheduled for remediation prior to other databases. Remediation plans to convert the databases were initiated in November 1998. MKS anticipates that it will complete its critical and non-critical conversions by June 1999. This phase of the Year 2000 project is currently on schedule.

     Product Compliance. Throughout 1998, MKS assessed and addressed the Year 2000 compliance of its products. This assessment resulted in the identification of MKS's products that were compliant and non-compliant. The substantial majority of MKS's products were deemed to be compliant.

     The date related functions of all non-compliant products, other than certain residual gas analysis products, are believed by MKS to be non-critical in that such noncompliance would not affect the independent performance of the product; would not cause the MKS product to cease operating on any particular date; and independently would not pose a safety risk. MKS believes that Year 2000 problems associated with non-compliant residual gas analysis products will also be non-critical. However, these products contain components of other manufacturers and cannot be tested and therefore it is possible that such products could cause unanticipated performance problems. The non-compliant features of our other products primarily relate to non-essential functions such as date displays. MKS made available to its customers a list which describes Year 2000 readiness of its products. This phase of the Year 2000 project is currently on schedule.

     Facilities and Manufacturing Equipment. Some aspects of MKS's facilities and manufacturing equipment may include embedded technology, such as microcontrollers. The Year 2000 problem could cause a system failure or miscalculation in such facilities or manufacturing equipment which could disrupt MKS's operations. Affected areas include security systems, elevator controls, voice mail and phone systems, clean room environmental controls, numerically controlled production machinery and computer based production equipment. MKS organized a team of experienced managers in November 1998 to assess the potential problems in these areas. An assessment of all facilities and manufacturing equipment was conducted through December 1998, and a remediation plan was developed in January 1999. MKS anticipates completion of all corrective actions by June 1999 with testing and review of corrected items to occur in the summer of 1999. This phase of the Year 2000 project is currently on schedule.


     Third-Party Compliance. MKS has relationships with third-parties including customers and vendors and suppliers of goods, services and computer interfaces. The failure of such persons to implement and execute Year 2000 compliance measures in a timely manner, if at all, could, among other things:



     - adversely affect MKS's ability to obtain components in a timely manner



     - cause a reduction in the quality of components obtained by MKS



     - cause a reduction, delay or cancellation of customer orders received by MKS or a delay in payments by its customers for products shipped



     - result in the loss of services that would be necessary for MKS to operate in the normal course of business



     MKS assessed which of these third-party goods, services and interfaces were critical to its operations and developed and mailed a standard survey to each third-party deemed critical in January 1998. By March 1998, MKS had reviewed most responses received. To date, the responses received indicate that the third-parties are either in the process of developing remediation plans, or are compliant. MKS anticipates further assessment to continue through March 1999 and plans to conduct reviews at that time. A remediation plan is expected to be in place by June 1999 with all critical third-parties achieving satisfactory compliance by August 1999. This phase of the Year 2000 project is currently on schedule.


Costs


     MKS's costs to date associated with assessment, remediation and testing activities concerning the Year 2000 problem have been approximately $1,500,000. MKS estimates that an additional $1,500,000, the major portion of which will be capitalized and expensed over the life of the assets, will be required to complete the replacement or modification of its facilities, manufacturing equipment, computer software and products and to address the noncompliance of key third-parties. MKS has funded and will continue to fund these activities principally through cash provided by operations and existing leasing lines of credit. It is not possible for MKS to completely estimate the costs incurred in its remediation effort as many of its employees have focused and will continue to focus significant efforts in evaluating MKS's Year 2000 state of readiness and in remediating problems that have arisen, and will continue to arise, from such evaluation.


Contingency Plan

     To date, MKS has not formulated contingency plans related to the failure of its or a third-party's Year 2000 remediation efforts. Contingency plans for the failure to implement compliance procedures have not been completed because it is the intent of MKS to complete all required modifications and to test modifications thoroughly prior to December 31, 1999. However, as discussed above, MKS is engaged in ongoing assessment, remediation and testing activities and the internal results as well as the responses received from third-parties will be taken into account in determining the nature and extent of any contingency plans if necessary.

                                    BUSINESS

     MKS is a leading worldwide developer, manufacturer and supplier of instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes. MKS offers a comprehensive line of products which are used to manufacture, among other things:

- semiconductors
- flat panel displays
- magnetic and optical storage devices and media, including:
  -- compact disks
  -- hard disk storage devices
  -- magnetic devices for reading disk data
  -- digital video disks

  -- optical storage disks or laser readable disks


- solar cells which convert light into electrical current
- fiber optic cables for telecommunications

- optical coatings, such as eyeglass coatings

- coatings for architectural glass
- hard coatings to minimize wear on cutting tools
- diamond thin films

Our products include:

- instruments used to measure, control and analyze:
  -- gas pressure
  -- gas flow
  -- gas composition

- vacuum technology products:
  -- vacuum gauges
  -- vacuum valves and components


     For over 25 years, MKS has focused on satisfying the needs of semiconductor capital equipment manufacturers and semiconductor device manufacturers and has established long-term relationships with many of its customers. Over 4,000 customers worldwide purchased products from MKS during 1998 including:


     - semiconductor capital equipment manufacturers

     - semiconductor device manufacturers

     - industrial manufacturing companies

     - university, government and industrial research laboratories


     MKS's customers include Applied Materials, Inc., Lam Research Corporation, Novellus Systems, Inc., Tokyo Electron Limited, Inc., Air Products and Chemicals, Inc. and Motorola, Inc. MKS sells its products primarily through its sales force which consists of 118 employees, as of December 31, 1998, in 22 offices in France, Germany, Japan, Korea, The Netherlands, Singapore, Taiwan, the United Kingdom and the United States.


INDUSTRY BACKGROUND


     In the past 40 years, significant advances in materials science and processing technologies have made possible the manufacture of products ranging from highly complex microprocessor chips to simple but effective airtight coatings for food packagings. In many materials processing applications, specific gas mixtures at precisely controlled pressures are used:


     - to create and maintain the required process atmosphere


     - as a source of materials to be deposited on a surface, such as a silicon wafer



     - to remove or etch materials from a surface to form a circuit pattern

     The largest commercial application employing materials science and processing technologies is the manufacture of semiconductors. Worldwide semiconductor sales have increased as the use of semiconductors has expanded beyond personal computers and computer systems to a wide array of additional applications such as telecommunications and data communications systems, automotive products, consumer goods, medical products and household appliances. In large part, this growth has been facilitated by the ability of semiconductor device manufacturers to produce increasingly fast, more complex, higher performance semiconductors while steadily reducing cost per function, power consumption requirements and size of these products to meet end-user and system designer requirements. These improvements in the ratio of price to performance have been enabled by advancements in semiconductor processing technologies, which have facilitated the ability to reduce circuit pattern sizes and subsequently increase the number of individual semiconductor circuits on a silicon wafer. These trends have driven the need for increasingly complex and sophisticated semiconductor device manufacturing processes, process equipment and process controls.

  Semiconductor Manufacturing Process


     The manufacturing of semiconductors requires hundreds of process steps. Many steps involve the controlled application or removal of layers of materials to or from a surface referred to as a substrate. These process steps take place within a process chamber, which provides a controlled environment for the fabrication of semiconductor devices. Most of the key processes used in the production of semiconductors require precise automatic control of gas pressure, flow and composition in the process chamber.


     To ensure the integrity and performance of the manufacturing process, semiconductor device manufacturers require sophisticated instruments that can provide precise automated control of all major process variables within the process chamber. The process steps required to produce circuit patterns involve the control of multiple gases flowing into the process chamber at specified intervals, and at controlled pressure and vacuum levels. In a typical process step, the process chamber is evacuated to a base pressure established by a vacuum pumping system and measured with vacuum gauges. Automatic shut-off valves are sequenced to protect pumps and process instruments from exposure to atmospheric pressure. Chamber leak integrity may be checked by gas analyzers scanning for the presence of undesirable atmospheric gases or water vapor. Mass flow controllers automatically control the flow rates of multiple gases into the process chamber. Simultaneously, the automatic pressure control system for the process chamber measures the pressure in the chamber and controls it at the desired level by electronically adjusting the position of a control valve located between the process chamber and the vacuum pump. Downstream of the process chamber, heated lines, particle traps, and vacuum valves and switches are used to prevent contamination of the process chamber as a result of the backstream of particles and exhaust gases back into the process chamber. This improves circuit quality, reduces maintenance and prolongs vacuum pump life.

     The pressures used in semiconductor manufacturing processes range from as low as one trillionth of atmospheric pressure to as high as two hundred times atmospheric pressure. The following table shows the wide range of pressures required for typical semiconductor manufacturing processes:


    [PRESSURE RANGES OF TYPICAL SEMICONDUCTOR MANUFACTURING PROCESSES CHART]

[This table graphically depicts, using graybars, the gas pressure ranges, from one trillionth of atmospheric pressure to two hundred times atmospheric pressure used in various typical semiconductor manufacturing process steps (introduction of gases into process chamber, deposition of materials and thin films on to substrates, introduction of gases to etch circuit patterns, deposition of conductive metal layers onto substrates and implantation of positively charged atoms into substrates).



     The fabrication of a semiconductor circuit requires varying flow rates, pressures and gases. A typical process step uses from three to five different gases.



     Uptime, yield and throughput are critical semiconductor manufacturing concepts. Uptime is the amount of time that the semiconductor processing tool is available for processing. Yield is the ratio of acceptable circuits to total circuits processed. Throughput is the number of wafers that can be processed per hour. Uptime, yield, and throughput depend in major part upon:


     - precise repeatable measurement and control of the specific gas pressure, flow rates and composition

     - the maintenance of the vacuum integrity of the process chamber

     - the prevention of wafer contamination from particles entering the chamber

     Pressure variations of as little as one one-hundred-thousandth of atmospheric pressure can change process yields significantly and errors in gas flow rates and composition may impair circuit performance. Atmospheric contamination and particle contamination can produce defects that significantly reduce wafer yields and the time required to remove contaminates reduces uptime and throughput. The speed of response and precision of the automatic control systems directly affects uptime, throughput of wafers and process yields.

  Other Similar Industrial Manufacturing Processes


     Many of the same processes used to manufacture semiconductors are also used to manufacture: flat panel displays; magnetic and optical storage devices and media; solar cells; fiber optic cables for telecommunications; optical coatings; coatings for architectural glass; hard coatings to minimize wear on cutting tools; and diamond thin films.

  Trends in Semiconductor Manufacturing


     The ability of semiconductor device manufacturers to offer integrated circuits with smaller geometries and greater functionality at higher speeds requires continuous improvements in semiconductor process equipment and process controls. The transition to smaller circuit patterns, such as 0.18 micron and smaller line-widths, requires more process steps. It is also leading to the introduction of new materials such as copper for conductors and a whole new class of organic and inorganic materials for insulators. These in turn require new technologies for delivery of gases and vapors to the process chamber. In addition, the introduction of advanced processes such as high density plasma is leading to a need for lower pressures, which are more difficult to measure and control than higher pressures. These trends, along with increased wafer sizes, which result in higher circuit value per wafer, are leading to the need for increased sophistication of semiconductor processing equipment, a heightened emphasis on uptime, yield and throughput and the need for more precise process controls. As a result, the design and performance of instruments that control pressure or the flow of gases, or analyze the composition of gases, are becoming even more critical to the semiconductor manufacturing process.


     To address the increasing complexity of semiconductor devices, semiconductor device manufacturers typically develop processes to create particular device features using specific manufacturing equipment. The process for each feature is then documented and may be subsequently replicated for use in multiple fabrication facilities around the world. The precision, repeatability and reliability of the measurement and control instrumentation used for each process is critical to providing uptime, high yield and throughput on manufacturing equipment at all facilities employing such processes. Semiconductor device manufacturers are placing increasing importance on uptime, yield, throughput and process consistency throughout their facilities to minimize:

     - capital equipment expenditures
     - facility construction costs
     - overall ongoing operating costs

     The increasing sophistication of semiconductor devices requires an increase in the number of components and subsystems used in the design of semiconductor manufacturing process tools. To reduce manufacturing complexity, improve quality and reliability and ensure long-term service and support, semiconductor capital equipment manufacturers and semiconductor device manufacturers are increasingly seeking to establish relationships with a smaller group of broad-based suppliers that meet their needs on a worldwide basis and provide:

     - advanced technological capabilities to address the increasing complexities of the semiconductor manufacturing process
     - instrument and component designs that ensure repeatable processes around the world
     - value-added, integrated instruments and components
     - a worldwide sales, service and support infrastructure

MKS SOLUTION AND STRATEGY

     MKS's objective is to be the leading worldwide supplier of instruments and components used to measure, control and analyze gases in semiconductor and other advanced thin-film materials processing applications and to help semiconductor device manufacturers achieve improvements in their return on invested capital. The principal elements of MKS's solution and strategy to achieve this objective are set forth below:

     Technology Leadership. MKS's products incorporate leading-edge technologies to control and monitor increasingly complex gas-related semiconductor manufacturing processes, thereby enhancing uptime, yield and throughput which can improve the investment return on capital equipment and facilities. The instruments and components in MKS's product offering provides the required capabilities through:

     - high precision operation over the extreme and variable pressure ranges required for semiconductor processes

     - precise, consistent and repeatable measurement and control performance that allows processes to be replicated in manufacturing facilities around the world

     - advanced control technologies which enhance uptime, yield and throughput

     - multiple, diverse and alternative technologies for controlling the flow rate and composition of gases and vapors needed for new classes of advanced materials for next generation semiconductor devices

     - innovative vacuum technology subsystems that reduce atmospheric and particle contamination, thereby enhancing uptime, yield and throughput


     MKS's products have continuously advanced as its customers' needs have evolved. MKS seeks to extend its technological leadership by applying its expertise in vacuum, pressure, flow and gas composition measurement control and analysis technologies to develop advanced products that meet the critical gas-related process requirements of semiconductor and advanced thin-film materials manufacturers.



     MKS has introduced technological innovations including:



     - corrosion-resistant pressure and vacuum sensors



     - automatic pressure and vacuum control systems



     - compact single unit gas composition analyzers to replace bulky multi-component systems


     MKS has developed, and continues to develop, new products to address emerging industry trends such as the transition from the use of 200mm wafers to 300mm wafers and the shrinking of integrated circuit line-widths from 0.25 micron to 0.18 micron and smaller. MKS has supplied pre-production equipment to be incorporated into semiconductor capital equipment manufacturers' 300mm pre-production semiconductor wafer process equipment, which is expected to be included in pilot production lines of device manufacturers.


     MKS has also developed equipment that is being used by research laboratories for semiconductor devices using less than 0.18 micron line-widths. In addition, MKS has developed, and continues to develop, materials delivery systems for new classes of materials, such as copper for conductors, titanium nitride for barriers and a class of organic and inorganic dielectric materials that are beginning to be used in small geometry manufacturing.



     MKS has been a leader in making its products compatible with emerging digital network standards, such as DeviceNet. DeviceNet enables components used in semiconductor manufacturing processes to transmit self-diagnostic and other information on a digital host network. This reduces system complexity and space requirements.



     To ensure that MKS maintains its leading-edge position, MKS aligns its research and development program to the Semiconductor Industry Association Technology Roadmap. The Semiconductor Industry Association Technology Roadmap identifies technological developments, as well as obstacles, required to produce future generations of semiconductor devices. MKS also maintains associations with leading universities to anticipate future semiconductor production needs three to seven years in advance.



     Comprehensive Product Offering. MKS currently offers, and intends to continue to offer, the widest range of pressure and vacuum measurement and control products serving the semiconductor manufacturing and similar industrial manufacturing industries. MKS offers a full line of products including a wide range of gas pressure, flow and composition analysis measurement and control instruments and vacuum gauges, valves and components.



     Since the development of its original Baratron laboratory-based pressure measurement instrument in 1961, MKS has continuously enhanced and expanded its product offerings in response to the evolving needs of its customers. For example, MKS recently introduced the Micro Baratron instrument, a significantly smaller version of its pressure measurement product, and a new low vapor pressure material delivery system. MKS plans to introduce new products throughout 1999, including a line of mass flow calibrators and process monitoring hardware and software for gas analysis.



     MKS's products are designed to meet the increasingly complex needs of its customers. With the increasing sophistication of semiconductor capital equipment leading to an increasing number of components and subsystems in semiconductor manufacturing process tools, MKS delivers products that reduce equipment size and improve process performance. MKS's subsystem products combine several components into single integrated solutions. MKS's integrated solutions deliver higher performance at a lower cost than similar subsystems built from discrete components. Additionally, MKS's integrated solutions are easier to install and configure, further reducing the overall cost to the customer.



     MKS plans to continue to expand its product lines through both internal development and acquisitions of complementary businesses, products and technologies. MKS's comprehensive product offering enables MKS to meet a broad range of customer needs and provide a single source of solutions for semiconductor device and semiconductor capital equipment manufacturers as they seek to consolidate their supplier relationships to a smaller select group.


     Close Working Relationships with Customers. MKS has focused on satisfying the needs of semiconductor device manufacturers and semiconductor capital equipment manufacturers for over 25 years and has established long-term relationships with many of its customers. MKS works with its customers at the pre-design and design stage to identify and respond to their requests for current and future generations of products. These close working relationships allow MKS to understand and address the cost and performance expectations of its customers. MKS plans to enhance its relationships with its major customers and identify opportunities to develop similar relationships with additional semiconductor capital equipment manufacturers and semiconductor device manufacturers.

     Applications in Related Markets. MKS is leveraging its accumulated expertise in the semiconductor industry by developing products for applications that employ production processes similar to semiconductor fabrication processes in their reliance upon gases and vacuum-based production technologies. Applications served by MKS outside the semiconductor industry include vacuum freeze-drying of pharmaceuticals and foods, sterilization of medical appliances, and applications that involve advanced thin-film manufacturing such as flat panel displays, magnetic and optical storage media, solar cells, fiber optic cables and optical coatings. MKS plans to continue to identify and develop products that address advanced materials processing applications where gas management plays a critical role.


     Global Infrastructure and World Class Manufacturing Capabilities. As semiconductor device manufacturers have become increasingly global, they have required that suppliers offer comprehensive local repair service and close customer support. Manufacturers require close support to enable them to calibrate, repair, modify, upgrade and retrofit their equipment to improve process consistency, uptime, yield and throughput. To meet these market requirements, MKS maintains a global sales and support organization with 22 offices worldwide. MKS currently manufactures its products at nine facilities in the United States and abroad. MKS continues to devote significant resources to expand and maintain its worldwide production and service capabilities to meet the global demand for gas measurement, control and analysis instruments and vacuum technology components. MKS opened a sales and support facility in Singapore in 1998 and during 1999 plans to add manufacturing capabilities to its Austin, Texas facility and further equip its cleanroom facilities in Andover and Methuen, Massachusetts.


     MKS believes that the ability to manufacture reliable instruments and components in a cost-effective manner is critical to meet the demanding just-in-time delivery requirements of semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS's worldwide production and manufacturing facilities provide MKS with the ability to manufacture reliable gas measurement, control and analysis instruments and components in a timely and cost-effective manner. With a total of approximately 250,000 square feet of manufacturing capacity in five locations in the United States and four others in Germany, Japan, the United Kingdom and Korea, MKS has implemented world class practices in quality and delivery techniques. MKS's manufacturing facilities in the United States, the United Kingdom and Germany are ISO 9001 certified.

PRODUCTS

     MKS offers a full line of instruments and components that are used to measure, control and analyze gases in semiconductor manufacturing and other advanced thin-film manufacturing processes. MKS supplies products in two principal areas:


     - measurement and control instrumentation products



     - vacuum technology products



     The following schematic shows where MKS products are used in a typical semiconductor manufacturing process.


[CHART]
[Schematic showing where MKS products are used in a typical semiconductor manufacturing process.]


     MEASUREMENT AND CONTROL INSTRUMENTATION PRODUCTS. MKS designs and manufactures a wide range of gas pressure, flow and composition analysis measurement and control instrumentation. Each product line consists of products which are designed for a variety of pressure, flow and composition ranges and accuracies.


     Baratron Pressure Measurement Products. MKS's Baratron pressure measurement products are high precision, pressure measurement instruments. MKS has five Baratron product families that range from high accuracy digital output instruments to simple electronic switches. These products are typically used to measure the pressure of the gases being distributed upstream of the process chambers, to measure process chamber pressures and to measure pressures between process chambers, vacuum pumps and exhaust lines. Baratron instruments measure pressures at ranges from two hundred times atmospheric pressure to one billionth of atmospheric pressure. MKS believes it offers the widest range of gas pressure measurement instruments in the semiconductor and advanced thin-film materials processing industries.

     A key feature of Baratron instruments is the ability to measure pressure independent of gas composition, which is critical for precise pressure control of semiconductor processes that involve gas mixtures. In these processes, there is a need to control both pressure and gas mixture, but the pressure measurement instrument must measure only the pressure of the sum of the gases in the chamber, independent of gas composition. The Baratron instruments enable users to achieve a highly precise, accurate and repeatable measurement of gas pressure. Pressure measurement, independent of gas composition, is also useful during process steps used to remove atmospheric gases as well as those used to introduce specific amounts of various types of gases. Such processes are used to manufacture fluorescent bulbs and to fabricate gas lasers.


     The following table shows MKS's principal Baratron pressure measurement product lines:

                     BARATRON PRESSURE MEASUREMENT PRODUCTS


----------------------------------------------------------------------------------------------------------
PRODUCT LINES                          DESCRIPTION                                   RANGES OF LIST PRICES
-------------                          -----------                                   ---------------------
High precision, high accuracy          Instruments with built-in temperature         $2,900-$6,400
pressure and vacuum measurement        stabilization features, for high
instruments                            precision, high accuracy and high
                                       temperature operation
----------------------------------------------------------------------------------------------------------
General purpose pressure and vacuum    Rugged instruments with and without           $450-$4,200
measurement instruments                built-in temperature stabilization
                                       features, for reliable, precise and
                                       accurate process measurement
----------------------------------------------------------------------------------------------------------
Ultra-clean high pressure and          Instruments with ultra- clean surfaces        $550-$1,050
vacuum measurement instruments         exposed to gas, for precise, high purity
                                       applications
----------------------------------------------------------------------------------------------------------
General purpose "MINI" pressure and    Small footprint instruments for precise,      $650-$1,400
vacuum measurement instruments         accurate, general purpose process
                                       measurement
----------------------------------------------------------------------------------------------------------
Electronic pressure and vacuum         Economical, stable instrument providing       $350-$750
switches                               "go/no-go" output for precise pressure
                                       trip-points and alarms
----------------------------------------------------------------------------------------------------------


     MKS's list prices for its Baratron measurement products vary depending upon precision, accuracy, pressure range, operating temperature range, stability and gas purity specifications.


     Automatic Pressure and Vacuum Control Products. MKS's automatic pressure control products consist of analog and digital automatic pressure and vacuum control electronic instruments and valves. These products enable precise control of process pressure by electronically actuating valves which control the flow of gases in and out of the process chamber to minimize the difference between desired and actual pressure in the chamber. The electronic controllers vary from simple analog units with precise manual tuning capability to state-of-the-art self-tuning, digital signal processing controllers. The valve products vary from small gas inlet valves to large exhaust valves.

     In most cases, MKS's Baratron pressure measurement instruments provide the pressure input to the automatic pressure control device. Together, these components create an integrated automatic pressure control system. MKS's pressure control products can also accept inputs from other measurement instruments, enabling the automatic control of gas input or exhaust based on parameters other than pressure.


                 AUTOMATIC PRESSURE AND VACUUM CONTROL PRODUCTS



----------------------------------------------------------------------------------------------------------
           PRODUCT LINES                              DESCRIPTION                    RANGES OF LIST PRICES
           -------------                              -----------                    ---------------------
Automatic throttle control valve       Analog controllers, self-tuning digital       $800-$2,650
controllers                            controllers and displayless self-tuning
                                       controllers
----------------------------------------------------------------------------------------------------------
Throttle control valves                Non-sealing and sealing valves; high speed    $1,400-$8,800
                                       sealing throttle control valves;
                                       automatic, microprocessor-based smart
                                       throttle control valves
----------------------------------------------------------------------------------------------------------
Automatic solenoid control valve       Stand-alone control electronics packages      $1,850-$2,900
controllers                            or integrated sensor, valve and control
                                       electronics packages
----------------------------------------------------------------------------------------------------------
Solenoid control valves                Elastomer and all-metal-sealed solenoid       $450-$1,500
                                       control valves
----------------------------------------------------------------------------------------------------------


     MKS has recently introduced a line of integrated pressure controllers that combine the functions of its Baratron pressure measurement instrument, flow measurement instrument, control electronics and valve into a four-inch long instrument which can be placed directly on a gas line to control pressure downstream of the instrument while indicating the gas flow rate. This addresses the need for smaller components, saving valuable clean room space.

     Flow Measurement and Control Products. MKS's flow measurement products include gas, vapor and liquid flow measurement products based upon thermal conductivity, pressure and direct liquid injection technologies. The flow control products combine the flow measuring device with valve control elements based upon solenoid, piezo-electric and piston pump technologies. The products measure and automatically control the mass flow rate of gases and vapors into the process chamber. MKS's broad product lines include products that allow the precise, automatic flow control of inert or corrosive gases, the automatic control of low vapor pressure gases and heated liquid source materials, and the automatic control of delicate, advanced technology liquid sources and vaporized solid sources for next generation devices.

     MKS's line of thermal-based mass flow controllers, which control gas flow based on the molecular weight of gases, includes all-metal-sealed designs and ultra-clean designs for semiconductor applications, and general purpose controllers for applications where all-metal-sealed construction is not required. MKS has also developed pressure-based mass flow controllers, based on Baratron pressure instrument measurement and control technology, which use flow restrictors in the gas line to transform pressure control into mass flow control.

                     FLOW MEASUREMENT AND CONTROL PRODUCTS




----------------------------------------------------------------------------------------------------------
           PRODUCT LINES                              DESCRIPTION                    RANGES OF LIST PRICES
           -------------                              -----------                    ---------------------
Direct liquid injection subsystem      Pumps and vaporizes liquid precursors for     $8,500-$24,900
                                       metals and dielectrics into process
                                       chamber
----------------------------------------------------------------------------------------------------------
Gas box rate of rise calibrator        Measures pressure increase with time in a     $8,100-$11,800
                                       known volume
----------------------------------------------------------------------------------------------------------
Pressure-based vapor delivery          Measures and controls flow of low pressure    $4,900-$12,400
systems                                vapors into chamber
----------------------------------------------------------------------------------------------------------
Pressure-based mass flow               Gas flow controller consisting of Baratron    $2,700
controllers                            sensor, control valve, orifice and
                                       electronics
----------------------------------------------------------------------------------------------------------
Ultra-clean, all-metal-sealed          Gas flow controller consisting of sensor,     $1,400-$9,500
thermal mass flow controllers          control valve and electronics
----------------------------------------------------------------------------------------------------------
General purpose elastomer-sealed       Gas flow controller consisting of sensor,     $1,050-$2,450
mass flow controllers                  control valve and electronics
----------------------------------------------------------------------------------------------------------


     Certain new materials required for the next generation of semiconductor devices are difficult to control using traditional thermal mass flow technology. To control these new materials, MKS has designed a direct liquid injection subsystem which pumps a precise volume of liquid into a vaporizer, which in turn supplies a controlled flow of vapor into the process chamber. The direct liquid injection subsystem pump and vaporizer are presently used principally for research and development applications for next generation semiconductor device conductors, diffusion barriers and insulators, such as copper, titanium nitride and dielectric materials.


     MKS's flow measurement products also include a calibration system which independently measures mass flow and compares this measurement to that of the process chamber mass flow controller. The demand for the MKS calibration system is driven by the increasingly stringent process control needs of the semiconductor industry and the need to reduce costly downtime resulting from stopping operations to address mass flow controller problems.



     Gas Composition Analysis Instruments. MKS's gas analysis instruments are sold primarily to the semiconductor industry. The residual gas analysis product lines include a quadrapole mass spectrometer sensor, which is a device that separates gases based on molecular weight. MKS's quadrapole mass spectrometer sensors include built-in electronics to analyze the composition of background and process gases in the process chamber. MKS's ORION process monitoring system is a sophisticated quadrapole mass spectrometer process analyzer for statistical process monitoring of manufacturing processes operating from very low pressures to atmospheric pressure. These instruments are provided both as portable laboratory systems and as process gas monitoring systems used in the diagnosis of semiconductor manufacturing process systems and are sold at prices ranging up to $80,000. The gas monitoring systems can indicate out-of-bounds conditions, such as the presence of undesirable atmospheric gases, water vapor or out-of-tolerance amounts of specific gases in the process chamber, enabling operators to diagnose and repair faulty equipment. MKS's gas sampling systems provide a turn-key solution for withdrawing gases from chambers at relatively high pressures for introduction into the low pressure gas analyzers. Next generation semiconductor manufacturing processes, with smaller circuit patterns and larger wafer sizes, are expected to require sophisticated gas analysis instruments and/or monitoring equipment to ensure tighter process control and earlier diagnosis of equipment malfunction.

     VACUUM TECHNOLOGY PRODUCTS. MKS designs and manufactures a wide variety of vacuum technology products, including vacuum gauges, vacuum valves and components.



     Vacuum Gauging Products. MKS offers a wide range of vacuum instruments consisting of vacuum measurement sensors and associated power supply and readout units. These vacuum gauges measure phenomena that are related to the level of pressure in the process chamber and downstream of the process chamber between the chamber and the pump. Unlike Baratron pressure measurement instruments, vacuum gauges do not measure pressure directly. These gauges are used to measure vacuum at pressures lower than those measurable with a Baratron pressure measurement instrument or to measure vacuum in the Baratron pressure measurement instrument range where less accuracy is required. MKS's indirect pressure gauges use thermal conductivity and ionization gauge technologies to measure pressure from atmospheric pressure to one trillionth of atmospheric pressure. MKS's Baratron pressure measurement instruments, together with its vacuum gauges, are capable of measuring the full range of pressures used in semiconductor and other thin-film manufacturing processes from two hundred times atmospheric pressure to one trillionth of atmospheric pressure.


     MKS also manufactures a wide range of vacuum gauge instruments in which the associated electronics are packaged with the vacuum sensor, reducing panel space and installation cost. MKS offers both analog and digital versions of these vacuum gauge transducers.


     Vacuum Valves and Components. MKS's vacuum valves are used on the gas lines between the process chamber and the pump downstream of the process chamber. MKS's vacuum components consist of flanges, fittings, traps and heated lines that are used downstream from the process chamber to provide leak free connections and to prevent condensable materials from depositing particles near or back into the chamber. The manufacture of small circuit patterns cannot tolerate contamination from atmospheric leaks or particles. MKS's vacuum components are designed to minimize such contamination and thus increase yields and uptimes.



                           VACUUM TECHNOLOGY PRODUCTS



----------------------------------------------------------------------------------------------------------
           PRODUCT LINES                              DESCRIPTION                    RANGES OF LIST PRICES
           -------------                              -----------                    ---------------------
Cold cathode and hot filament          Electronic gauges to measure pressure down    $600-$6,200
vacuum gauges                          to one trillionth of atmospheric pressure
----------------------------------------------------------------------------------------------------------
Convection gauges                      Electronic gauges to measure from one         $200-$700
                                       atmosphere down to one millionth of
                                       atmospheric pressure
----------------------------------------------------------------------------------------------------------
Right-angle and in-line shut-off       High vacuum rapid action poppet valves        $250-$4,500
valves
----------------------------------------------------------------------------------------------------------
Vapor sublimation traps                Contaminant particle trap                     $1,800-$4,600
----------------------------------------------------------------------------------------------------------
Other vacuum components                Flanges, fittings, valves and heated lines    $50-$3,050
----------------------------------------------------------------------------------------------------------

MARKETS AND APPLICATIONS

     MKS estimates that approximately 60% of its sales in 1998 were made to the semiconductor industry. MKS's products are also used in other markets and applications including the manufacture of, among other things:

     - flat panel displays


     - magnetic and optical storage devices and media



     - solar cells which convert light into electrical current


     - fiber optic cables for telecommunications


     - optical coatings, such as eyeglass coatings


     - coatings for architectural glass

     - hard coatings to minimize wear on cutting tools

     - diamond thin films


     MKS sells its products primarily through its direct sales force in 22 offices in France, Germany, Japan, Korea, The Netherlands, Singapore, Taiwan, the United Kingdom and the United States. This direct sales force is supplemented by sales representatives and agents in Canada, China, India, Israel, and Italy and in selected U.S. cities. The major markets for MKS's products include:


  Semiconductor Manufacturing


     MKS's products are sold to semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS's products are used in the major semiconductor processing steps such as:



     - depositing materials on to substrates



     - etching circuit patterns



     - implanting positively charged atoms into a substrate to alter electrical characteristics



     MKS's products are also used for process facility applications such as gas distribution, pressure control and vacuum distribution in clean rooms where semiconductor manufacturing takes place. MKS anticipates that the semiconductor manufacturing market will continue to account for a substantial portion of its sales. While the semiconductor device manufacturing market is global, the major semiconductor capital equipment manufacturers are concentrated in the United States, Japan and Europe.


  Flat Panel Display Manufacturing


     MKS's products are used in the manufacture of flat panel displays, which require the same or similar fabrication processes as semiconductor manufacturing. MKS sells its products both to flat panel original equipment manufacturers and to end-users in the flat panel display market. The transition to larger panel size and higher definition is driving the need for defect reduction which requires tighter process controls. The major manufacturers for flat panel displays and flat panel display equipment are concentrated in Japan.

  Magnetic and Optical Storage Devices and Media


     MKS's products are used in the manufacture of:



     - magnetic storage media which store and read data magnetically



     - optical storage media which store and read data using laser technology



     - compact disks



     - hard disks



     - data storage devices



     - digital video or versatile disks



     The transition to higher density storage capacity requires manufacturing processes incorporating tighter process controls. While storage media manufacturing is global, the major manufacturers are concentrated in Japan and the Asia-Pacific region and storage media capital equipment manufacturers are concentrated in the United States, Japan and Europe.


  Optical Fiber and Optical Coating


     MKS's products are used in optical fiber and optical thin-film coating processes. MKS's products are sold both to coating equipment manufacturers and to manufacturers of products made using optical thin-film coating processes. Optical fibers used for data transmission are manufactured using processes to deposit chemical vapors which are similar to those used in semiconductor manufacturing. The requirement for greater data transmission is driving the need for tighter control of optical fiber coating processes. Optical thin films for eyeglasses, solar panels and architectural glass are deposited using processes to deposit chemical vapors and gaseous metals similar to those used in semiconductor manufacturing. Optical fiber manufacturing and optical thin-film processing are concentrated in the United States, Japan and Europe.


  Other Coating Markets


     MKS's pressure and flow measurement and control instruments are also used in processes for the application of thin films to harden tool bit surfaces, in the production of diamond thin films, coatings for food container packagings and coatings for jewelry and ornaments. The major equipment and process providers are concentrated in the United States, Japan and Europe.


     MKS estimates that the flat panel display, magnetic and optical storage media, optical fiber, optical coating markets and other coating markets combined, accounted for approximately 12% and 14% of net sales for 1997 and 1998, respectively.

  Other Markets

     MKS's pressure measurement and control instruments and vacuum components are used in plasma processes used to sterilize medical instruments, in vacuum freeze drying of pharmaceuticals, foods and beverages, and in vacuum processes involved in light bulb and gas laser manufacturing. MKS's products are also sold to government, university and industrial laboratories for vacuum applications involving research and development in materials science, physical chemistry and electronics materials. The major equipment and process providers and research laboratories are concentrated in the United States, Japan and Europe.

CUSTOMERS


     MKS's largest customers are leading semiconductor capital equipment manufacturers such as Applied Materials, Lam Research, Novellus and Tokyo Electron, semiconductor device manufacturers such as Motorola, and specialty gas providers such as Air Products and Chemicals. In 1996, 1997, and 1998, sales to MKS's top five customers accounted for approximately 26%, 32% and 24%, respectively, of MKS's net sales. During the same periods, international sales represented approximately 30%, 27% and 32% of total net sales, respectively. During 1998, Applied Materials accounted for approximately 16% of MKS's net sales. Applied Materials purchases products from MKS under the terms of an agreement, with no minimum purchase requirements, that expires in 2000.


SALES, MARKETING AND SUPPORT


     MKS's worldwide sales, marketing and support organization is critical to its strategy of maintaining close relationships with semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS sells its products primarily through its direct sales force. As of December 31, 1998, MKS had 118 sales employees in 22 offices in France, Germany, Japan, Korea, The Netherlands, Singapore, Taiwan, the United Kingdom and the United States. This direct sales force is supplemented by sales representatives and agents in Canada, China, India, Israel, and Italy and in selected U.S. cities. MKS maintains a marketing staff, which as of December 31, 1998, consisted of 14 employees, to identify customer requirements, assist in product planning and specifications and to focus on future trends in the semiconductor and other markets.


     As semiconductor device manufacturers have become increasingly sensitive to the significant costs of system downtime, they have required that suppliers offer comprehensive local repair service and close customer support. Manufacturers require close support to enable them to repair, modify, upgrade and retrofit their equipment to improve yields and adapt new materials or processes. To meet these market requirements, MKS maintains a worldwide sales and support organization with offices in 22 locations. Technical support is provided by applications engineers located at offices in Arizona, California, Colorado, Massachusetts, Oregon and Texas, as well as Canada, France, Germany, India, Israel, Italy, Japan, Korea, The Netherlands, Singapore, Taiwan and the United Kingdom. Repair and calibration services are provided at 14 service depots located worldwide. MKS provides warranties from one to three years, depending upon the type of product. In addition, MKS offers training programs for its customers in a wide range of vacuum and gas processing technologies.

MANUFACTURING

     MKS believes that the ability to manufacture reliable gas management instruments and components in a cost-effective manner is critical to meeting the demanding requirements of semiconductor capital equipment manufacturers and semiconductor device manufacturers. MKS monitors and analyzes product lead times, warranty data, process yields, supplier performance, field data on mean time between failures, inventory turns, repair response time and other indicators so that it may continuously improve its manufacturing processes. MKS has adopted a total quality management process. MKS's manufacturing facilities in the United States, the United Kingdom and Germany are ISO 9001 certified.

     MKS is devoting significant financial and management resources to maintain and expand its worldwide production and service capabilities to meet the global demand for gas management instruments and components. MKS believes that the ability to manufacture reliable instruments and components in a cost-effective manner is critical to meet the demanding just-in-time delivery requirements of semiconductor capital equipment manufacturers and semiconductor device manufacturers. Due to the short time between the receipt of orders and shipments, MKS normally operates with a level of backlog that is not significant. MKS currently manufactures its products at nine facilities in the United States and abroad. MKS plans to add manufacturing capabilities in 1999 to its Austin, Texas facilities and further equip its cleanroom facilities in Andover and Methuen, Massachusetts.

     MKS's principal manufacturing activities consist of precision assembly, test, calibration, welding and machining activities. MKS subcontracts a portion of its assembly, machining and printed circuit board assembly and testing. All other assembly, test and calibration functions are performed by MKS. Critical assembly activities are performed in cleanroom environments at MKS's facilities.

RESEARCH AND DEVELOPMENT

     MKS's research and development efforts are directed toward developing and improving MKS's gas management instruments and components for semiconductor and advanced thin-film processing applications and identifying and developing products for new applications for which gas management plays a critical role. MKS has undertaken an initiative to involve its marketing, engineering, manufacturing and sales personnel in the concurrent development of new products in order to reduce the time to market for new products. MKS's employees also work closely with its customers' development personnel. These relationships help MKS identify and define future technical needs on which to focus its research and development efforts. In addition, MKS participates in SEMI/SEMATECH, a consortium of semiconductor equipment suppliers, to assist in product development and standardization of product technology, and it supports research at academic institutions targeted at advances in materials science and semiconductor process development.

     As of December 31, 1998, MKS employed a research and development staff of 89 employees. In 1996, 1997 and 1998, MKS's research and development expenditures were approximately $14.2 million, $14.7 million and $12.1 million, respectively, representing approximately 8.3%, 7.8% and 8.7% of net sales, respectively.

COMPETITION


     The market for MKS's products is highly competitive. Principal competitive factors include:



     - historical customer relationships



     - product quality, performance and price



     - breadth of product line



     - manufacturing capabilities



     - customer service and support



     While MKS believes that it competes favorably with respect to these factors, there can be no assurance that it will continue to do so.



     MKS encounters substantial competition in each of its product lines from a number of competitors, although no one competitor competes with MKS across all product lines. Certain of MKS's competitors have greater financial and other resources than MKS. In some cases, the competitors are smaller than MKS, but well-established in specific product niches. Millipore Corporation offers products that compete with MKS's pressure and flow products. Aera Corporation, STEC (Horiba Ltd.), and Unit Instruments, Inc., each offer products that compete with MKS's mass flow control products. Nor-Cal Products, Inc. and MDC Vacuum Products, Inc., each offer products that compete with MKS's vacuum components. Leybold-Inficon, Inc., offers products that compete with MKS's vacuum measuring and gas analysis products. Helix Technology Corporation offers products that compete with MKS's vacuum gauging products. Spectra International LLC offers products that compete with MKS's gas analysis products.



     In some cases, particularly with respect to mass flow controllers, semiconductor device manufacturers may direct semiconductor capital equipment manufacturers to use a specified supplier's product in their equipment. Accordingly, MKS's success depends in part on its ability to have semiconductor device manufacturers specify that its products be used at their fabrication facilities and MKS may encounter difficulties in changing established relationships of competitors with a large installed base of products at such customers' fabrication facilities. In addition, MKS's competitors can be expected to continue to improve the design and performance of their products. There can be no assurance that competitors will not develop products that offer price or performance features superior to those of MKS's products.

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS


     MKS relies on a combination of patent, copyright, trademark and trade secret laws and license agreements to establish and protect its proprietary rights. MKS has 49 U.S. patents and 8 pending U.S. patent applications. Foreign counterparts of certain of these applications have been filed or may be filed at the appropriate time. While MKS believes that certain patents may be important for certain aspects of its business, MKS believes that its success depends more upon close customer contact, innovation, technological expertise, responsiveness and worldwide distribution.


     MKS requires each of its employees, including its executive officers, to enter into standard agreements pursuant to which the employee agrees to keep confidential all proprietary information of MKS and to assign to MKS all inventions made while in the employ of MKS.

EMPLOYEES

     As of December 31, 1998, MKS employed 821 persons, including 486 in manufacturing, 89 in research and development, 246 in marketing, sales, support and general and administrative activities. Management believes that MKS's ongoing success depends upon its continued ability to attract and retain highly skilled employees. None of MKS's employees is represented by a labor union or party to a collective bargaining agreement. MKS believes that its employee relations are good.

FACILITIES

     MKS sells its products primarily through its direct sales force in 22 offices in France, Germany, Japan, Korea, The Netherlands, Singapore, Taiwan, the United Kingdom and the United States. The direct sales force is supplemented by sales representatives and agents in Canada, China, India, Israel, and Italy and in selected U.S. cities. MKS's corporate headquarters are located in Andover, Massachusetts. Manufacturing and other operations are conducted in a number of locations worldwide. MKS's minimum payments for leased real estate for the year ending December 31, 1999 are expected to be $1,484,000. MKS believes that the current facilities along with the planned addition for 1999 will be adequate and suitable to meet its needs for the foreseeable future. The following table provides information concerning MKS's principal and certain other owned and leased facilities:

                                                                                       LEASE
       LOCATION          SQ. FT.          ACTIVITY           PRODUCTS MANUFACTURED    EXPIRES
       --------          -------          --------           ---------------------   ---------
Andover, Massachusetts   82,000    Headquarters,            Baratron pressure           (1)
                                   Manufacturing, Customer  measurement products
                                   Support and Research &
                                   Development
Boulder, Colorado        86,000    Manufacturing, Customer  Vacuum gauges, valves       (2)
                                   Support, Service and     and components
                                   Research & Development
Methuen, Massachusetts   85,000    Manufacturing, Customer  Pressure control and        (1)
                                   Support, Service and     flow measurement and
                                   Research & Development   control products
Lawrence, Massachusetts  40,000    Manufacturing            Baratron pressure           (1)
                                                            measurement products
Tokyo, Japan             20,700    Manufacturing, Sales,    Mass flow measurement       (3)
                                   Customer Support,        and control products
                                   Service and Research &
                                   Development
Santa Clara, California  15,600    Sales, Customer Support  Not applicable              (4)*
                                   and Service

                                                                                       LEASE
       LOCATION          SQ. FT.          ACTIVITY           PRODUCTS MANUFACTURED    EXPIRES
       --------          -------          --------           ---------------------   ---------
Richardson, Texas        14,600    Manufacturing, Sales,    Subassemblies             8/31/01
                                   Customer Support and
                                   Service
Munich, Germany          14,100    Manufacturing, Sales,    Mass flow measurement       (1)
                                   Customer Support,        and control products
                                   Service and Research &
                                   Development
Le Bourget, France       13,700    Sales, Customer Support  Not applicable              (1)
                                   and Service
Austin, Texas             8,200    Sales, Customer Support  Not applicable            1/30/03
                                   and Service
Seoul, Korea              4,760    Manufacturing, Sales,    Mass flow measurement     5/30/00**
                                   Customer Support and     and control products
                                   Service
Manchester, U.K.          2,200    Manufacturing, Sales,    Mass flow measurement     10/5/09
                                   Customer Support and     and control products
                                   Service
Singapore                 2,050    Sales, Customer Support  Not applicable            3/25/01
                                   and Service
Taiwan                    2,050    Sales, Customer Support  Not applicable           12/31/01
                                   and Service

---------------
(1) This facility is owned by MKS.

(2) MKS leases one facility which has 39,000 square feet of space and a lease term which expires 10/31/01 and owns a second and third facility with 28,000 and 19,000 square feet of space, respectively.

(3) MKS leases a facility which has 14,000 square feet of space and a lease term which expires 4/30/99 and owns another facility with 6,700 square feet of space.

(4) MKS leases one facility with 4,000 square feet of space on a month-to-month basis, a second facility of 4,000 square feet with a lease term which expires on 1/30/00 and a third facility of 2,600 square feet with a lease term which expires 6/30/99. MKS owns a fourth facility of 5,000 square feet.

 * MKS has an option to extend its leases at this location for a period of 18 months.

**  MKS has an option to extend this lease for a period of two years.

     In addition to manufacturing and other operations conducted at the foregoing leased or owned facilities, MKS provides worldwide sales, customer support and services from various other leased facilities throughout the world not listed in the table above. See "Business -- Sales, Marketing and Support."

LEGAL PROCEEDINGS

     MKS is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of MKS as of December 31, 1998 are as follows:


                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
John R. Bertucci..........................  58    Chairman, Chief Executive Officer and President
Ronald C. Weigner.........................  53    Vice President and Chief Financial Officer
John J. Sullivan..........................  63    Executive Vice President of Technology
William D. Stewart........................  54    Corporate Vice President and General Manager, Vacuum
                                                  Products
Joseph A. Maher, Jr.......................  51    Corporate Vice President and General Manager,
                                                  Measurement and Control Products
Leo Berlinghieri..........................  45    Corporate Vice President, Customer Support
                                                  Operations
Richard S. Chute(1).......................  60    Director
Owen W. Robbins(2)........................  69    Director
Robert J. Therrien........................  64    Director
Louis P. Valente(1)(2)....................  68    Director


---------------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Mr. Bertucci has served as President and a Director of MKS since 1974 and has been Chairman of the Board of Directors and Chief Executive Officer since November 1995. From 1970 to 1974, he was Vice President and General Manager. Mr. Bertucci has an M.S. in Industrial Administration and a B.S. in Metallurgical Engineering from Carnegie-Mellon University. Mr. Bertucci is also a director of Applied Science and Technology Corporation and Intellisense Corporation.

     Mr. Weigner has served as Vice President and Chief Financial Officer of MKS since November 1995. From September 1993 until November 1995, he was Vice President and Corporate Controller and from 1980 to 1993 he was Corporate Controller. Mr. Weigner is a certified public accountant and has a B.S. in Business Administration from Boston University.

     Mr. Sullivan has served as Executive Vice President of Technology of MKS since March 1995. From 1982 to March 1995, he was Vice President of Marketing, and from 1975 to 1982, he was Vice President of Sales and Marketing. Mr. Sullivan has an M.S. and a B.S. in Physics from Northeastern University.

     Mr. Stewart has served as Corporate Vice President of MKS and General Manager of Vacuum Products since November 1997. From October 1986 to November 1997, he was President of HPS Vacuum Products group, which MKS acquired in October 1986. Mr. Stewart co-founded HPS in 1976. Mr. Stewart has an M.B.A. from Northwestern University and a B.S. in Business Administration from the University of Colorado. Mr. Stewart also serves on the board of directors of the Janus Fund.

     Mr. Maher has served as Corporate Vice President of MKS and General Manager of Measurement and Control Products since November 1997. From March 1997 through November 1997, he served as Vice President of the Process Control
Instrumentation Group. Mr. Maher was a Vice President of Lam Research Corporation from 1993 through 1996, and from 1980 through 1993, he was Executive Vice President of Drytek Corporation, which was purchased by Lam Research Corporation in 1993. Mr. Maher has a B.S. in Electrical Engineering from Northeastern University.

     Mr. Berlinghieri has served as Corporate Vice President, Customer Support Operations of MKS since November 1995. From 1980 to November 1995, he served in various management positions at MKS, including Manufacturing Manager, Production & Inventory Control Manager, and Director of Customer

Support Operations. Mr. Berlinghieri is also Treasurer of the TQM-BASE Council, Inc., a non-profit quality management consortium comprised of Boston-area semiconductor capital equipment manufacturers.

     Mr. Chute has served as a director of MKS since 1974. Mr. Chute has been a member of the law firm of Hill & Barlow, a professional corporation, since November 1971.

     Mr. Robbins has served as a director of MKS since February 1996. Mr. Robbins was Executive Vice President of Teradyne, Inc., a manufacturer of electronic test systems and backplane connection systems used in the electronics and telecommunications industries from March 1992 to May 1997, and its Chief Financial Officer from February 1980 to May 1997. Mr. Robbins has served on the board of directors of Teradyne, Inc. since March 1992 and was its Vice Chairman from January 1996 to May 1997.

     Mr. Therrien has served as a director of MKS since February 1996. Mr. Therrien has been President and Chief Executive Officer of Brooks Automation, Inc., a manufacturer of semiconductor processing equipment, since 1989.

     Mr. Valente has served as a director of MKS since February 1996. Mr. Valente has been Chairman and Chief Executive Officer of Palomar Medical Technologies, Inc., a company which designs, manufactures and markets cosmetic lasers, since September 1997. He has been a director of Palomar Medical Technologies, Inc. since February 1997 and was its President and Chief Executive Officer from May 1997 to September 1997. Mr. Valente was a Senior Vice President of Acquisitions, Mergers and Investments of EG&G, Inc. from 1991 until July 1995. Mr. Valente is also a director of Micrion Corporation.

     Executive officers of MKS are elected by the Board of Directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers of MKS.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Compensation Committee consists of Messrs. Chute and Valente. The Compensation Committee reviews and evaluates the salaries, supplemental compensation and benefits of all officers of MKS, reviews general policy matters relating to compensation and benefits of employees of MKS and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers MKS's stock option and stock purchase plans. See "-- Stock Plans."


     The Audit Committee consists of Messrs. Robbins and Valente. The Audit Committee reviews with MKS's independent auditor the scope and timing of its audit services, the auditor's report on MKS's financial statements following completion of its audit and MKS's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee will make annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year.

DIRECTOR COMPENSATION


     Directors of MKS are reimbursed for expenses incurred in connection with their attendance at Board of Directors and committee meetings. Directors who are not employees of MKS are paid an annual fee of $10,000 and $1,000 for each Board of Directors meeting they attend and $500 for each committee meeting they attend which is not held on the same day as a Board of Directors meeting. Messrs. Chute, Robbins, Therrien and Valente, MKS's four non-employee directors, have each been granted options, under MKS's 1996 Director Stock Option Plan (under which no further grants will be made), to purchase 8,592 shares of common stock at a weighted average exercise price of $4.81 per share. Each has also been granted options to purchase 6,000 shares of common stock at an exercise price of $14.40 per share under the 1997 Director Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is currently comprised of Messrs. Chute and Valente. No member of the Compensation Committee was at any time an employee of MKS. No executive officer of MKS serves as a member of the Board of Directors or Compensation Committee of any other entity which has one or more executive officers serving as a member of MKS's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the compensation of MKS's Chief Executive Officer and each of the four other most highly compensated executive officers for the year ended December 31, 1998 (the "Named Executive Officers").

                      SUMMARY COMPENSATION TABLE FOR 1998


                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                     ANNUAL COMPENSATION             ------------
                             ------------------------------------     SECURITIES
                                                     OTHER ANNUAL     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY      BONUS      COMPENSATION     OPTIONS(#)     COMPENSATION(1)
---------------------------  --------    --------    ------------    ------------    ---------------
John R. Bertucci...........  $337,440          --            --              --          $12,264
  Chief Executive Officer
  and President
Ronald C. Weigner..........   164,257          --            --          60,000            8,000
  Vice President and Chief
  Financial Officer
Joseph A. Maher, Jr........   161,307          --            --          60,000            8,000
  Corporate Vice President
  and General Manager,
  Measurement and Control
  Products
William D. Stewart.........   173,893          --            --          60,000            8,000
  Corporate Vice President
  and General Manager,
  Vacuum Products
Leo Berlinghieri...........   152,559          --            --          60,000            3,200
  Corporate Vice President,
  Customer Support
  Operations


---------------

(1) Includes a premium of $4,264 paid on a life insurance policy and estimated payments of $8,000 paid into a 401(k) plan for Mr. Bertucci, and estimated payments paid into a 401(k) plan for Messrs. Weigner, Maher, Stewart and Berlinghieri.

STOCK OPTION GRANTS


     The following table contains information concerning the grants of options to purchase MKS's common stock made to each of the Named Executive Officers for the year ended December 31, 1998. Stock options are generally granted at 100% of the fair value of MKS's common stock as determined by the Board of Directors on the date of grant. In reaching the determination of fair value at the time of each grant, the Board of Directors considers a range of factors, including MKS's current financial position, its recent revenues, results of operations and cash flows, its assessment of MKS's competitive position in its markets and prospects for the future, the status of MKS's product development and marketing efforts, current valuations for comparable companies and the illiquidity of an investment in MKS's common stock.


                             OPTION GRANTS IN 1998


                                                  INDIVIDUAL GRANTS
                              ---------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF                                                     ASSUMED ANNUAL RATES OF
                              SECURITIES    PERCENT OF TOTAL                               STOCK PRICE APPRECIATION FOR
                              UNDERLYING    OPTIONS GRANTED    EXERCISE OR                        OPTION TERM(2)
                                OPTIONS       TO EMPLOYEES     BASE PRICE    EXPIRATION   ------------------------------
            NAME              GRANTED(1)     IN FISCAL YEAR     PER SHARE       DATE           5%               10%
            ----              -----------   ----------------   -----------   ----------   -------------    -------------
John R. Bertucci............        --              --               --            --             --               --
Ronald C. Weigner...........    60,000            9.47%           $6.67        7/9/08       $251,684         $637,816
Joseph A. Maher, Jr. .......    60,000            9.47             6.67        7/9/08        251,684          637,816
William D. Stewart..........    60,000            9.47             6.67        7/9/08        251,684          637,816
Leo Berlinghieri............    60,000            9.47             6.67        7/9/08        251,684          637,816


---------------

(1) These options become exercisable with respect to 20% of the shares granted on July 9, 1999 and with respect to the remainder of the shares on a quarterly basis during the following four years.


(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect MKS's estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock are dependent on the timing of such exercise and the future performance of the common stock.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1998 with respect to each of the Named Executive Officers.

                      AGGREGATED OPTION EXERCISES IN 1998
                           AND YEAR-END OPTION VALUES


                                                   NUMBER OF SHARES
                                                      UNDERLYING                 VALUE OF UNEXERCISED
                                                 UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                                                     AT YEAR-END                    AT YEAR-END(1)
                                             ----------------------------    ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                   ----                      -----------    -------------    -----------    -------------
John R. Bertucci...........................        --               --              --               --
Ronald C. Weigner..........................    75,961          110,639        $757,331       $  968,671
Joseph A. Maher, Jr. ......................    44,310          142,290         441,771        1,284,231
William D. Stewart.........................    75,961          110,639         757,331          968,671
Leo Berlinghieri...........................    75,961          110,639         757,331          968,671


---------------

(1) Values are based on the difference between the fair market value of the underlying shares at December 31, 1998 ($14.40 per share) and the exercise price of each option listed (between $4.43 and $6.67 per share).

STOCK PLANS

  1995 Stock Incentive Plan

     MKS's Amended and Restated 1995 Stock Incentive Plan (the "1995 Stock Plan") provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, performance shares and awards of restricted stock and unrestricted stock. An aggregate of 3,750,000 shares of common stock may be issued pursuant to the 1995 Stock Plan (subject to adjustment for certain changes in MKS's capitalization). No award may be made under the 1995 Stock Plan after November 30, 2005.

     The 1995 Stock Plan is administered by the Board of Directors and the Compensation Committee. The Board of Directors has the authority to grant awards under the 1995 Stock Plan and to accelerate, waive or amend certain provisions of outstanding awards. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the 1995 Stock Plan and has authorized the Chief Executive Officer of MKS to grant awards to non-executive officer employees. The maximum number of shares represented by such awards may not exceed 450,000 shares in the aggregate or 30,000 shares to any one employee.

     Incentive Stock Options and Nonstatutory Options. Optionees receive the right to purchase a specified number of shares of common stock at some time in the future at an option price and subject to such terms and conditions as are specified at the time of the grant. Incentive stock options and options that the Board of Directors or Compensation Committee intends to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding 10% or more of the voting stock of MKS). All other options may be granted at an exercise price that may be less than, equal to or greater than the fair market value of the common stock on the date of grant.

     Stock Appreciation Rights and Performance Shares. A stock appreciation right is based on the value of common stock and entitles the holder to receive consideration to the extent that the fair market value on the date of exercise of the shares of common stock underlying the right exceeds the fair market value of the underlying shares on the date the right was granted. A performance share award entitles the recipient to acquire shares of common stock upon the attainment of specified performance goals.

     Restricted and Unrestricted Stock. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of MKS to repurchase all or part of such shares at their purchase price from the recipient in the event that the conditions specified in the applicable stock award are not satisfied prior to the end of the applicable restriction period established for such award. MKS may also grant (or sell at a purchase price not less than 85% of the fair market value on the date of such sale) to participants shares of common stock free of any restrictions under the 1995 Stock Plan.

     All of the employees, officers, directors, consultants and advisors of MKS and its subsidiaries who are expected to contribute to MKS's future growth and success are eligible to participate in the 1995 Stock Plan.

     Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid to a company's chief executive officer or to any of the four other most highly compensated executive officers. Certain compensation, including "performance-based compensation," is not included in compensation subject to the $1.0 million limitation. The 1995 Stock Plan limits to 1,350,000 the maximum number of shares of common stock with respect to which awards may be granted to any employee in any calendar year. This limitation is intended to preserve the tax deductions to MKS that might otherwise be unavailable under Section 162(m) with respect to certain awards.

     Prior to the date of this prospectus, MKS plans to grant options (to vest 20% after one year and 5% per quarter thereafter) to purchase approximately 350,000 shares of common stock to certain employees of MKS, at an exercise price equal to the initial public offering price.

  1999 Employee Stock Purchase Plan


     MKS's 1999 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to an aggregate of 450,000 shares of common stock to participating employees. MKS will make one or more offerings to employees to purchase common stock under the Purchase Plan. Offerings under the Purchase Plan commence on June 1 and December 1 and terminate, respectively on November 30 and May 31. During each offering, the maximum number of shares which may be purchased by a participating employee is determined on the first day of this offering period under a formula whereby 85% of the market value of a share of common stock on the first day of this offering period is divided into an amount equal to 10% of the employee's annualized compensation (or such lower percentage as may be established by the Compensation Committee) for the immediately preceding six-month period. An employee may elect to have up to 10% deducted from his or her regular salary (or such lower percentage as may be established by the Compensation Committee) for this purpose. The price at which an employee's option is exercised is the lower of (1) 85% of the closing price of the common stock on the Nasdaq National Market on the day that this offering commences or (2) 85% of the closing price on the day that this offering terminates.


     The Purchase Plan is administered by the Board of Directors and the Compensation Committee. With certain exceptions, all eligible employees, including directors and officers, regularly employed by MKS for at least six months on the applicable offering commencement date are eligible to participate in the Purchase Plan. The Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code.

  1997 Director Stock Option Plan


     MKS's 1997 Director Stock Option Plan (the "1997 Director Plan") authorizes the issuance of up to an aggregate of 300,000 shares of common stock. The 1997 Director Plan is administered by MKS's Board of Directors. Options are granted under the 1997 Director Plan only to directors of MKS who are not employees of MKS. Under the 1997 Director Plan, prior to the date of this prospectus each existing eligible director will receive an option to purchase 10,500 shares of common stock at an exercise price equal to the initial public offering price and future non-employee directors will receive an option to purchase 11,250 shares of common stock upon their initial election to the Board of Directors. Each initial option will vest over a three-year period in 12 equal quarterly installments following the date of grant. On the date of each annual meeting of the stockholders, options will be automatically granted to each eligible director who has been in office for at least six months prior to the date of the annual meeting of the stockholders. Each annual option will entitle the holder to purchase 6,000 shares of common stock. Each annual option will become exercisable on the day prior to the first annual meeting of stockholders following the date of grant, or if no such meeting is held within 13 months after the date of grant, on the 13-month anniversary of the date of grant. The exercise price of all options granted under the 1997 Director Plan is equal to the fair market value of the common stock on the date of grant. Options granted under the 1997 Director Plan terminate upon the earlier of three months after the optionee ceases to be a director of MKS or ten years after the grant date. In the event of a change in control of MKS, the vesting of all options then outstanding would be accelerated in full and any restrictions on exercising outstanding options would terminate.


     The Company's 1996 Director Stock Option Plan, under which options have been granted to, and may still be exercised by, four non-employee directors of MKS, has been terminated. See "-- Director Compensation."

  Employment Agreements



     MKS entered into an employment agreement with each of Messrs. Stewart, Maher, Berlinghieri and Weigner. The provisions of each agreement are substantially the same.



     The term of employment for each is from month to month with termination:



     - upon the death of the employee



     - at the election of MKS if the employee fails or refuses to perform



     - at the election of MKS if the employee commits any acts not in MKS's best interest



     Payment by MKS upon termination depends on how employment is terminated:



     - if employment is terminated after the expiration of a 30 day notice period, MKS has no further obligation for compensation



     - if employment is terminated by death, MKS must pay the employee's estate the compensation owed to him at the end of the month of his death



     - if employment is terminated at the election of MKS, MKS must pay the employee through the last day of actual employment



     Each of the agreements contains non-competition provisions during the term of employment and for the period one year after termination of employment. Under these provisions, Messrs. Stewart, Maher, Berlinghieri and Weigner may not:



     - engage in any competitive business or activity



     - for the 12 months subsequent to termination, work for, employ, become a partner with, or cause to be employed any employee, officer or agent of MKS



     - for the 12 months subsequent to termination, give, sell or lease any competitive services or goods to any customer of MKS



     - have any financial interest in or be a director, officer, stockholder, partner, employee or consultant to any competitor of MKS

                              CERTAIN TRANSACTIONS

     Mr. Chute, a director of MKS, MKS's clerk, and a co-trustee of certain of the Bertucci Family Trusts (see "Principal Stockholders") and Mr. Thomas H. Belknap, a co-trustee of certain of the Bertucci Family trusts, are attorneys at the law firm of Hill & Barlow, a professional corporation. Hill & Barlow has provided legal services to MKS during the calendar year ended December 31, 1998 for which it was compensated by MKS in the aggregate amount of $183,000.


     Mr. Stewart, Corporate Vice President and General Manager of Vacuum Products, is the general partner of Aspen Industrial Park Partnership. On October 12, 1989, MKS entered into a lease with Aspen, which has been periodically extended, for certain facilities occupied by MKS's Vacuum Products group in Boulder, Colorado. MKS currently pays Aspen approximately $350,000 annually to lease such facilities.



     MKS has been treated as an S corporation for federal income tax purposes since July 1, 1987. As a result, MKS currently pays no federal, and certain state, income tax and all of the earnings of MKS are subject to federal, and certain state, income taxation directly at the stockholder level. MKS's S corporation status will terminate upon the closing of this offering, at which time MKS will become subject to corporate income taxation under Subchapter C of the Internal Revenue Code. In 1997 and 1998, MKS distributed $12.4 million and $6.2 million, respectively, of undistributed S corporation earnings to its stockholders. As soon as practicable following the closing of this offering, MKS intends to make a distribution to the holders of record on the day prior to the closing of this offering in an amount equivalent to the accumulated adjustments account. As of December 31, 1998, the outstanding balance of the accumulated adjustments account was approximately $35.9 million and such balance is expected to increase in the period from January 1, 1999 through the closing of this offering. See "S Corporation and Termination of S Corporation Status."



     MKS believes that the transactions listed above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. Commencing on the effective date of this offering, all future transactions between MKS and its officers, directors or other affiliates must
(1) be approved by a majority of the members of the Board of Directors and a majority of the disinterested members of the Board; and (2) be on terms no less favorable to MKS than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS



     The following table sets forth certain information regarding beneficial ownership of MKS's common stock as of December 31, 1998, and as adjusted to reflect the sale of shares offered hereby, by (1) each of the directors of MKS,
(2) each of the Named Executive Officers, (3) each person known to MKS to own beneficially more than 5% of MKS's common stock and (4) all directors and executive officers as a group.



     Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares such power with his or her spouse with respect to all shares of capital stock listed as owned by such person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes any shares the individual has the right to acquire within 60 days of December 31, 1998.



     All of the shares being offered by the selling stockholders are owned by trusts for the benefit of Mr. Bertucci and members of his family.





                                                     SHARES                              SHARES
                                               BENEFICIALLY OWNED      NUMBER      BENEFICIALLY OWNED
                                                PRIOR TO OFFERING        OF          AFTER OFFERING
                                              ---------------------    SHARES     ---------------------
          NAME OF BENEFICIAL OWNER              NUMBER      PERCENT    OFFERED      NUMBER      PERCENT
          ------------------------            ----------    -------    -------    ----------    -------
John R. Bertucci............................  17,261,915(1)  95.6%     500,000    16,761,915     69.7%
Ronald C. Weigner...........................      82,291(2)     *           --        82,291        *
John J. Sullivan............................     614,010(3)   3.4           --       614,010      2.6
Joseph A. Maher, Jr.........................      44,310(2)     *           --        44,310        *
William D. Stewart..........................      82,291(2)     *           --        82,291        *
Leo Berlinghieri............................      82,291(2)     *           --        82,291        *
Richard S. Chute............................   2,766,852(4)  15.3      300,000     2,466,852     10.3
Owen W. Robbins.............................       8,027(2)     *           --         8,027        *
Robert J. Therrien..........................       8,027(2)     *           --         8,027        *
Louis P. Valente............................       8,027(2)     *           --         8,027        *
Thomas H. Belknap...........................   2,331,902(5)  12.9      200,000     2,131,902      8.9
All executive officers and directors as a
  group.....................................  18,199,216     99.0%     500,000    17,699,216     72.6%


---------------
 *  Less than 1% of outstanding common stock.


(1) Includes 6,046,208 shares held directly by Mr. Bertucci, 6,124,980 shares held directly by Mr. Bertucci's wife, and 5,090,727 shares held by Bertucci family trusts for which either Mr. or Mrs. Bertucci serves as a co-trustee.



(2) Comprised solely of options exercisable within 60 days of December 31, 1998.



(3) Includes 316,500 shares held in a grantor retained annuity trust.



(4) Includes 2,758,825 shares held by certain of the Bertucci family trusts for which Mr. Chute serves as a co-trustee and 8,027 shares subject to options held by Mr. Chute exercisable within 60 days of December 31, 1998.



(5) Represents shares held by certain of the Bertucci family trusts for which Mr. Belknap serves as a co-trustee.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of MKS will consist of 50,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share, after giving effect to the amendment and restatement of MKS's Restated Articles of Organization which will be filed with the Secretary of State of The Commonwealth of Massachusetts prior to the closing of this offering.


COMMON STOCK


     As of December 31, 1998, there were 18,053,167 shares of common stock outstanding and held of record by twenty-three stockholders.



     Upon the closing of this offering, all holders of common stock shall be entitled to one vote for each share held on all matters submitted to a vote of stockholders and will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of MKS, the holders of common stock are entitled to receive ratably the net assets of MKS available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by MKS in this offering made by this prospectus will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that MKS may designate and issue in the future. There are no shares of preferred stock outstanding.


PREFERRED STOCK

     The Articles of Organization authorize the Board of Directors, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each such series, including the number of shares constituting any such series and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of MKS. MKS has no present plans to issue any shares of preferred stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF MKS'S RESTATED ARTICLES OF ORGANIZATION AND BY-LAWS

     MKS intends to amend and restate its By-Laws prior to the closing of this offering. The By-Laws will include a provision excluding MKS from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors will be able to amend the By-Laws at any time to subject MKS to this statute prospectively.

     Massachusetts General Laws Chapter 156B, Section 50A generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute's coverage. The By-Laws will contain provisions which give effect to Section 50A.

     The By-Laws will require that nominations for the Board of Directors made by a stockholder of a planned nomination must be given not less than 30 and not more than 90 days prior to a scheduled meeting, provided that if less than 40 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. MKS may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee.

     The By-Laws will also require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to MKS not less than 60 and not more than 90 days prior to the scheduled meeting, provided in certain circumstances that a ten-day notice rule applies. The notice from the stockholder will be required to describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal. The By-Laws will require MKS to call a special stockholders meeting at the request of stockholders holding at least 40% of the voting power of MKS.


     The Articles of Organization will provide that the directors and officers of MKS shall be indemnified by MKS to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of MKS. In addition, the Articles of Organization will provide that the directors of MKS will not be personally liable for monetary damages to MKS for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to MKS or its stockholders, acted in bad faith, knowingly or intentionally violated the law, which could include securities laws, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.


     The Articles of Organization will provide that any amendment to the Articles of Organization, the sale, lease or exchange of all or substantially all of MKS's property and assets, or the merger or consolidation of MKS into or with any corporation may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of the Board of Directors and the requirements of any other applicable provisions of the Articles of Organization have been met.

     The Articles of Organization will contain a provision excluding MKS from the applicability of Massachusetts General Laws Chapter 110F, entitled "Business Combinations with Interested Shareholders." In general, Chapter 110F places limitations on a Massachusetts corporation's ability to engage in business combinations with certain stockholders for a period of three years, unless the corporation elects to opt out of the statute's coverage by including such a provision in its Articles of Organization.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no public market for the securities of MKS. Upon completion of this offering, based upon the number of shares
outstanding at December 31, 1998, there will be        shares of common stock of
MKS outstanding assuming the underwriters do not exercise their over-allotment option, and no options are exercised. Of these shares, the 6,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of MKS, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.


SALES OF RESTRICTED SHARES


     The outstanding shares of common stock not sold in this offering will be deemed "restricted securities" under Rule 144 under the Securities Act. Of these shares, 17,553,165 are subject to 180-day lock-up agreements with the representatives. Upon expiration of the lock-up agreements 180 days after the date of this prospectus, all such shares will be available for sale in the public market, subject to the provisions of Rule 144.



     Stockholders who are parties to the lock-up agreement have agreed that for a period of 180 days after the date of this prospectus, they will not sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of common stock, any options to purchase shares of common stock or any shares convertible into or exchangeable for shares of common stock, owned directly by such persons or with respect to which they have the power of disposition, without the prior written consent of NationsBanc Montgomery Securities LLC.



     In general, under Rule 144, beginning 90 days after the effective date of this prospectus, a stockholder who has beneficially owned his or her restricted securities for at least one year will be entitled to sell, within any three-month period, a limited number of such shares. The number of shares may not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four preceding calendar weeks. In addition, under Rule 144(k), if a period of at least two years has elapsed since the date restricted securities were acquired from MKS, a stockholder who is not an affiliate of MKS at the time of sale and has not been an affiliate of MKS for at least three months prior to the sale will be entitled to sell the shares immediately without restriction.



     Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of certain options granted under MKS's stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than affiliates of MKS subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.



OPTIONS



     As of December 31, 1998 there were options outstanding to purchase an aggregate of 2,132,575 shares of MKS's common stock, of which options to purchase an aggregate of 804,701 shares were exercisable. Of these, 802,009 shares were subject to lock-up agreements. The option to purchase the remaining 2,692 shares has since expired. MKS intends to file registration statements on Form S-8 under the Securities Act to register all shares of common stock issuable under each of the 1995 Stock Plan, Purchase Plan, the 1997 Director Plan and the 1996 Director Stock Option Plan promptly following the consummation of this offering. Shares issued pursuant to such plans shall be, after the effective date of the Form S-8 registration statements, eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable.

                                  UNDERWRITING


     MKS, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. NationsBanc Montgomery Securities LLC, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc., are the representatives of the underwriters.



                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
NationsBanc Montgomery Securities LLC.......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Lehman Brothers Inc. .......................................
                                                              ---------
          Total.............................................  6,500,000
                                                              =========



     Shares sold by the underwriters to the public will initially be offered on the terms set forth on the cover page of this prospectus. The underwriters may
allow to selected dealers a concession of not more than $     per share, and the
underwriters may allow, and any other dealers may reallow, a concession of not
more than $     per share to certain other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.



     If the underwriters sell more shares than the total number set forth in the table above, they have an option to buy up to a maximum of 975,000 additional shares from MKS to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



     All stockholders prior to this offering, as well as certain holders of options to purchase common stock, and MKS have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of NationsBanc Montgomery Securities LLC which may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.



     The underwriting agreement provides that MKS and the selling stockholders will indemnify the underwriters against certain liabilities, including civil liabilities, under the Securities Act, or will contribute to payments the underwriters may be required to make in respect thereof.



     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.



     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.



     These activities by the underwriters may stabilize, maintain or otherwise affect the price of the common stock, including over-allotment, stabilization, syndicate covering transactions and imposition of penalty bids. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and, if commenced, may be discontinued at any time.

     The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered hereby.



     Prior to this offering, there has been no public market for the common stock of MKS. The initial public offering price will be negotiated among MKS, the selling stockholders and the underwriters. Among the factors to be considered in such negotiations are the history of, and prospects for, MKS and the industry in which it competes, an assessment of MKS's management, the present state of MKS's development, the prospects for future earnings of MKS, the prevailing market conditions at the time of this offering, market valuations of publicly traded companies that MKS and the representatives believe to be comparable to MKS, and other factors deemed relevant.


                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for MKS by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated balance sheets of MKS Instruments, Inc. at December 31, 1997 and 1998 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 included in this prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     MKS has filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to MKS and the common stock offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement (and all amendments, exhibits and schedules thereto) may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     MKS intends to distribute to its stockholders annual reports containing audited consolidated financial statements.

                             MKS INSTRUMENTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets at December 31, 1997 and
  1998......................................................  F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1996, 1997, and 1998.........................  F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1997, and 1998.............  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997, and 1998.........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of MKS Instruments, Inc.:

     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of MKS Instruments, Inc. and its subsidiaries at December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                            PRICEWATERHOUSECOOPERS LLP


Boston, Massachusetts

January 22, 1999, except for the


information in the first and second


paragraph of Note 13 as to which the date


is January 28, 1999 and February 24, 1999,


respectively

                             MKS INSTRUMENTS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                              DECEMBER 31, 1998
                                                            DECEMBER 31,    ----------------------
                                                                1997        ACTUAL      PRO FORMA
                                                            ------------    -------    -----------
                                                                                        (NOTE 2)
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
     Cash and cash equivalents............................    $  2,511      $11,188      $11,188
     Marketable equity securities.........................         614          538          538
     Trade accounts receivable, net of allowance for
       doubtful accounts of $610 and $656 at December 31,
       1997 and 1998, respectively........................      32,439       20,674       20,674
     Inventories..........................................      29,963       24,464       24,464
     Deferred tax asset...................................         682          698          698
     Other current assets.................................       1,670          971          971
                                                              --------      -------      -------
          Total current assets............................      67,879       58,533       58,533
     Property, plant and equipment, net...................      33,976       32,725       32,725
     Other assets.........................................       4,681        4,974        4,974
                                                              --------      -------      -------
          Total assets....................................    $106,536      $96,232      $96,232
                                                              ========      =======      =======

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term borrowings................................    $ 10,721      $ 9,687      $ 9,687
     Current portion of long-term debt....................       2,070        2,058        2,058
     Current portion of capital lease obligations.........       1,061        1,074        1,074
     Accounts payable.....................................       7,433        3,677        3,677
     Accrued compensation.................................       7,501        3,985        3,985
     Other accrued expenses...............................       6,883        5,280        5,280
     Income taxes payable.................................       1,889        1,279        1,279
     Distribution payable.................................          --           --       35,926
                                                              --------      -------      -------
          Total current liabilities.......................      37,558       27,040       62,966
Long-term debt............................................      13,748       12,042       12,042
Long-term portion of capital lease obligations............       1,876        1,744        1,744
Deferred tax liability....................................         133          117          117
Other liabilities.........................................         373          463          463
Commitments and contingencies (Note 7)
Stockholders' equity:
     Common Stock, Class A, no par value; 11,250,000
       shares authorized, 7,766,910 issued and
       outstanding........................................          40           40           40
     Common Stock, Class B (non voting) no par value;
       18,750,000 shares authorized; 10,286,255 and
       10,286,257 shares issued and outstanding at
       December 31, 1997 and 1998, respectively...........          73           73           73
     Additional paid-in capital...........................          48           48           48
     Retained earnings....................................      51,443       52,479       16,553
     Accumulated other comprehensive income...............       1,244        2,186        2,186
                                                              --------      -------      -------
          Total stockholders' equity......................      52,848       54,826       18,900
                                                              --------      -------      -------
          Total liabilities and stockholders' equity......    $106,536      $96,232      $96,232
                                                              ========      =======      =======


   The accompanying notes are an integral part of the consolidated financial statements.

                             MKS INSTRUMENTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1996        1997        1998
                                                              --------    --------    --------
Net sales...................................................  $170,862    $188,080    $139,763
Cost of sales...............................................   102,008     107,606      83,784
                                                              --------    --------    --------
Gross profit................................................    68,854      80,474      55,979
Research and development....................................    14,195      14,673      12,137
Selling, general and administrative.........................    37,191      41,838      34,707
Restructuring...............................................     1,400          --          --
                                                              --------    --------    --------
Income from operations......................................    16,068      23,963       9,135
Interest expense............................................     2,378       2,132       1,483
Interest income.............................................        92         271         296
Other income (expense), net.................................      (479)        166         187
                                                              --------    --------    --------
Income before income taxes..................................    13,303      22,268       8,135
Provision for income taxes..................................       800       1,978         949
                                                              --------    --------    --------
Net income..................................................  $ 12,503    $ 20,290    $  7,186
                                                              ========    ========    ========
Pro forma data (unaudited):
     Historical income before income taxes..................                          $  8,135
     Pro forma provision for income taxes...................                             3,091
                                                                                      --------
     Pro forma net income...................................                          $  5,044
                                                                                      ========
Pro forma net income per share:
     Basic..................................................                          $   0.25
                                                                                      ========
     Diluted................................................                          $   0.24
                                                                                      ========
Pro forma weighted average common shares outstanding:
     Basic..................................................                            20,295
                                                                                      ========
     Diluted................................................                            20,780
                                                                                      ========


   The accompanying notes are an integral part of the consolidated financial statements.

                             MKS INSTRUMENTS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    COMMON STOCK
                                                      ----------------------------------------
                                                           CLASS A               CLASS B         ADDITIONAL
                                                      ------------------   -------------------    PAID-IN     RETAINED
                                                       SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS
                                                      ---------   ------   ----------   ------   ----------   --------
Balance at December 31, 1995.......................   7,766,910    $40     10,286,255    $73        $48       $45,550
Distributions to stockholders......................                                                           (14,500)
Comprehensive income:
    Net income.....................................                                                            12,503
    Other comprehensive income:
    Foreign currency translation adjustment........
    Unrealized loss on investments.................
    Comprehensive income...........................
                                                      ---------    ---     ----------    ---        ---       -------
Balance at December 31, 1996.......................   7,766,910     40     10,286,255     73         48        43,553
Distributions to stockholders......................                                                           (12,400)
Comprehensive income:
    Net income.....................................                                                            20,290
    Other comprehensive income:
    Foreign currency translation adjustment........
    Unrealized gain on investments.................
    Comprehensive income...........................
                                                      ---------    ---     ----------    ---        ---       -------
Balance at December 31, 1997.......................   7,766,910     40     10,286,255     73         48        51,443
Distributions to stockholders......................                                                            (6,150)
Issuance of common stock...........................                                 2
Comprehensive income:
    Net income.....................................                                                             7,186
    Other comprehensive income:
    Foreign currency translation adjustment........
    Unrealized loss on investments.................
    Comprehensive income...........................
                                                      ---------    ---     ----------    ---        ---       -------
Balance at December 31, 1998.......................   7,766,910    $40     10,286,257    $73        $48       $52,479
                                                      =========    ===     ==========    ===        ===       =======


                                                      ACCUMULATED
                                                         OTHER                           TOTAL
                                                     COMPREHENSIVE   COMPREHENSIVE   STOCKHOLDERS'
                                                        INCOME          INCOME          EQUITY
                                                     -------------   -------------   -------------
Balance at December 31, 1995.......................     $2,681                         $ 48,392
Distributions to stockholders......................                                     (14,500)
Comprehensive income:
    Net income.....................................                     $12,503          12,503
    Other comprehensive income:
    Foreign currency translation adjustment........       (766)            (766)           (766)
    Unrealized loss on investments.................       (131)            (131)           (131)
                                                                        -------
    Comprehensive income...........................                     $11,606
                                                        ------          =======        --------
Balance at December 31, 1996.......................      1,784                           45,498
Distributions to stockholders......................                                     (12,400)
Comprehensive income:
    Net income.....................................                      20,290          20,290
    Other comprehensive income:
    Foreign currency translation adjustment........       (786)            (786)           (786)
    Unrealized gain on investments.................        246              246             246
                                                                        -------
    Comprehensive income...........................                     $19,750
                                                        ------          =======        --------
Balance at December 31, 1997.......................      1,244                           52,848
Distributions to stockholders......................                                      (6,150)
Issuance of common stock...........................
Comprehensive income:
    Net income.....................................                       7,186           7,186
    Other comprehensive income:
    Foreign currency translation adjustment........        992              992             992
    Unrealized loss on investments.................        (50)             (50)            (50)
                                                                        -------
    Comprehensive income...........................                     $ 8,128
                                                        ------          =======        --------
Balance at December 31, 1998.......................     $2,186                         $ 54,826
                                                        ======                         ========


   The accompanying notes are an integral part of the consolidated financial statements.

                             MKS INSTRUMENTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
Cash flows from operating activities:
     Net income.............................................  $ 12,503   $ 20,290   $  7,186
     Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation and amortization of property, plant, and
          equipment.........................................     5,920      5,712      6,242
       Loss on disposal of property, plant and equipment....        --        552         48
       Deferred taxes.......................................      (277)      (145)       (32)
       Provision for doubtful accounts......................       (20)       258        253
       Forward exchange contract loss (gain) realized.......       302        132     (1,211)
       Stock option compensation............................        --         95         --
       Changes in operating assets and liabilities:
          (Increase) decrease in trade accounts
            receivable......................................     6,119    (12,509)    12,908
          (Increase) decrease in inventories................     4,145     (5,930)     6,479
          (Increase) decrease in other current assets.......     3,239     (1,261)       554
          Increase (decrease) in accrued compensation.......      (220)     2,386     (3,516)
          Increase (decrease) in other accrued expenses.....    (1,520)     3,312     (1,602)
          Increase (decrease) in accounts payable...........    (4,221)     2,638     (3,682)
          Increase (decrease) in income taxes payable.......       331      1,283       (647)
                                                              --------   --------   --------
     Net cash provided by operating activities..............    26,301     16,813     22,980
                                                              --------   --------   --------
     Cash flows from investing activities:
       Purchases of property, plant and equipment...........    (9,417)    (3,269)    (3,137)
       Proceeds from sale of property, plant and
          equipment.........................................        --        203         60
       Increase in other assets.............................      (443)      (123)      (270)
       Cash received (used) to settle forward exchange
          contracts.........................................      (302)      (132)     1,211
                                                              --------   --------   --------
     Net cash used in investing activities..................   (10,162)    (3,321)    (2,136)
                                                              --------   --------   --------
     Cash flows from financing activities:
       Net (payments) borrowings on demand notes payable....       224     (1,875)        --
       Proceeds from short-term borrowings..................    11,025     24,110     15,242
       Payments on short-term borrowings....................    (9,628)   (22,938)   (17,569)
       Proceeds from long-term debt.........................       400         --         --
       Principal payments on long-term debt.................    (2,093)    (2,217)    (2,057)
       Cash distributions to stockholders...................   (14,500)   (12,400)    (6,150)
       Principal payments under capital lease obligations...      (982)      (870)    (1,257)
                                                              --------   --------   --------
     Net cash used in financing activities..................   (15,554)   (16,190)   (11,791)
                                                              --------   --------   --------
     Effect of exchange rate changes on cash and cash
       equivalents..........................................      (420)     1,394       (376)
                                                              --------   --------   --------
     Increase (decrease) in cash and cash equivalents.......       165     (1,304)     8,677
     Cash and cash equivalents at beginning of period.......     3,650      3,815      2,511
                                                              --------   --------   --------
     Cash and cash equivalents at end of period.............  $  3,815   $  2,511   $ 11,188
                                                              ========   ========   ========
     Supplemental disclosure of cash flow information:
       Cash paid during the period for:
          Interest..........................................  $  2,363   $  2,030   $  1,526
                                                              ========   ========   ========
          Income taxes......................................  $    770   $  1,078   $  1,608
                                                              ========   ========   ========
       Noncash transactions during the period:
          Equipment acquired under capital leases...........  $  2,074   $    145   $  1,138
                                                              ========   ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             MKS INSTRUMENTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  DESCRIPTION OF BUSINESS:

     MKS Instruments, Inc. (the "Company") is a worldwide developer, manufacturer, and supplier of instruments and components that are used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes. The Company's products include pressure and flow measurement and control instruments; vacuum gauges, valves and components; and gas analysis instruments. The Company is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of over supply, development by the Company or its competitors of new technological innovations, dependence on key personnel and the protection of proprietary technology.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has reflected the approximately 77.5% owned foreign subsidiaries as wholly-owned subsidiaries pursuant to common control accounting. Upon the closing of this offering for which these financial statements are being prepared, the shares of the foreign subsidiaries owned directly by the ultimate stockholders will be contributed to the Company.

PRO FORMA BALANCE SHEET PRESENTATION (UNAUDITED)


     The Company intends to distribute the balance of its accumulated and undistributed S corporation earnings from the proceeds of this offering for which this registration statement is being prepared. The unaudited pro forma balance sheet has been prepared assuming an estimated $35,926,000 distribution was payable as of December 31, 1998. The remaining balance in retained earnings represents accumulated earnings prior to the Company converting from a C corporation to an S corporation in 1987, accumulated income in overseas subsidiaries and differences between book and tax accumulated income.


PRO FORMA NET INCOME PER SHARE (UNAUDITED)


     The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share." SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.



     Historical net income has been adjusted for the pro forma provision for income taxes calculated assuming the Company was subject to income taxation as a C corporation, at a pro forma tax rate of 38.0%. In accordance with a regulation of the Securities and Exchange Commission, pro forma net income per share has been presented for the year ended December 31, 1998 to reflect the effect of the assumed issuance of 2,242,272 shares of common stock of the Company necessary to be sold at the mid-point of the estimated initial public offering price in order to fund the intended distribution of the accumulated and undistributed S corporation earnings as of January 1, 1998.

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

     Historical net income per share is not presented as it is not meaningful based upon the Company's planned conversion from an S corporation to a C corporation upon the closing of this offering for which these financial statements are being prepared.

     The following is a reconciliation of basic to diluted pro forma net income per share:


                                                              FOR THE YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              ------------------
Pro forma net income........................................       $ 5,044
                                                                   =======
Shares used in pro forma net income per common share --
  basic.....................................................        20,295
     Effect of dilutive securities:
          Employee and director stock options...............           485
                                                                   -------
Shares used in pro forma net income per common share --
  diluted...................................................        20,780
                                                                   =======
Pro forma net income per common share -- basic..............       $  0.25
                                                                   =======
Pro forma net income per common share -- diluted............       $  0.24
                                                                   =======


FOREIGN EXCHANGE

     The functional currency of the Company's foreign subsidiaries is the applicable local currency. For those subsidiaries, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense accounts are translated at the average exchange rates prevailing for the year. The resulting translation adjustments are included in accumulated other comprehensive income in consolidated stockholders' equity.

REVENUE RECOGNITION

     The Company recognizes revenue upon shipment. The Company accrues for anticipated returns and warranty costs upon shipment.

CASH AND CASH EQUIVALENTS

     All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents consist of money market instruments.

INVESTMENTS

     The appropriate classification of investments in debt and equity securities is determined at the time of purchase. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the intent and ability to hold to maturity or equity securities are classified either as "available-for-sale" or as "trading" and are carried at fair value. Marketable equity securities are carried at fair value and classified either as available-for-sale or trading. Unrealized gains and losses on securities classified as available-for-sale are included in accumulated other comprehensive income in consolidated stockholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Equipment acquired under capital leases is recorded at the present value of the minimum lease payments required during the lease period. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in earnings.

     Depreciation is provided on the straight-line method over the estimated useful lives of 20 years for buildings and three to five years for machinery and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the lease.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Software Developed or Obtained for Internal Use" which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the SOP 98-1 to have a material impact on its financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company has not yet determined the impact that the adoption SFAS No. 133 will have on its financial position or results of operations.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RECLASSIFICATION OF PRIOR YEAR BALANCES

     Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current presentation.

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

3.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

FOREIGN EXCHANGE RISK MANAGEMENT


     The Company uses forward exchange contracts and local currency purchased options in an effort to reduce its exposure to currency fluctuations on future U.S. dollar cash flows derived from foreign currency denominated sales associated with the intercompany purchases of inventory. The Company has entered into forward exchange contracts and local currency purchased options to hedge a portion of its probable anticipated, but not firmly committed transactions. The anticipated transactions whose risks are being hedged are the intercompany purchases of inventory by the foreign subsidiaries from the U.S. parent for resale in their local currency. The time period of the anticipated transactions that are hedged generally approximate one year. The Company has also used forward exchange contracts to hedge firm commitments. Market value gains and losses on forward exchange contracts are recognized immediately in earnings unless a firm commitment exists. Market value gains and premiums on local currency purchased options on probable anticipated transactions and market value gains and losses on forward exchange contracts hedging firm commitments are recognized when the hedged transaction occurs. These contracts, which relate primarily to Japanese and European currencies generally have terms of twelve months or less. The Company does not hold or issue derivative financial instruments for trading purposes.



     Realized and unrealized gains and losses on forward exchange contracts and local currency purchased options that qualify for hedge accounting are recognized in earnings in the same period as the underlying hedged item. Realized and unrealized gains and losses on forward exchange contracts and local currency purchased option contracts that do not qualify for hedge accounting are recognized immediately in earnings. Forward exchange contracts receive hedge accounting on firmly committed transactions when they are designated as a hedge of the designated currency exposure and are effective in minimizing such exposure. Options receive hedge accounting on probable anticipated transactions when they are designated as a hedge of the currency exposure and are effective in minimizing such exposure. The cash flows resulting from forward exchange contracts and local currency purchased options that qualify for hedge accounting are classified in the statement of cash flows as part of cash flows from operating activities. Cash flows resulting from forward exchange contracts and local currency purchased options that do not qualify for hedge accounting are classified in the statement of cash flows as investing activities.



     Forward exchange contracts with notional amounts totaling none, $9,800,000, and $8,000,000 to exchange foreign currencies for U.S. dollars, were outstanding at December 31, 1996, 1997, and 1998, respectively. Of such forward exchange contracts $6,900,000 and $7,800,000 to exchange Japanese yen for U.S. dollars, were outstanding at December 31, 1997 and 1998, respectively. The forward exchange contracts with notional amounts outstanding at December 31, 1998 totaling $8,000,000 do not qualify for hedge accounting and accordingly are marked to market and recognized immediately in earnings. Local currency purchased options with notional amounts totaling $3,722,000, $12,738,000, and $10,221,000 to exchange foreign currencies for U.S. dollars were outstanding at December 31, 1996, 1997, and 1998, respectively.


     Foreign exchange losses of $479,000, foreign exchange gains of $1,166,000 and foreign exchange losses of $168,000 on forward exchange contracts that did not qualify for hedge accounting were recognized in earnings during 1996, 1997 and 1998, respectively, and are classified in Other income (expense), net. Gains on forward exchange contracts that qualify for hedge accounting of $978,000 were deferred and classified in other accrued expenses at December 31, 1996. Gains on local currency purchased options deferred at December 31, 1996 that qualify for hedge accounting of $200,000 were deferred in other accrued expenses. Gains on forward exchange contracts and local currency purchased options that qualify

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

for hedge accounting are classified in cost of goods sold and totaled $2,476,000, $1,178,000, and $310,000 for the years ended December 31, 1996,
1997, and 1998, respectively.

     The fair value of forward exchange contracts at December 31, 1998, determined by applying period end currency exchange rates to the notional contract amounts, amounted to a loss of $349,000. The fair values of local currency purchased options at December 31, 1997 and 1998 which were obtained through dealer quotes were immaterial.

     The Company recorded a foreign exchange translation loss on intercompany payables of $1,000,000 and a foreign exchange translation gain on intercompany payables of $1,000,000 in Other income (expense), net in 1997 and 1998, respectively. Foreign exchange translation gains and losses from unhedged intercompany balances were not material in 1996.

     The market risk exposure from forward exchange contracts is assessed in light of the underlying currency exposures and is controlled by the initiation of additional or offsetting foreign currency contracts. The market risk exposure from options is limited to the cost of such investments. Credit risk exposure from forward exchange contracts and local currency purchased options are minimized as these instruments are contracted with a major financial institution. The Company monitors the credit worthiness of this financial institution and full performance is anticipated.

INTEREST RATE RISK MANAGEMENT


     The Company utilizes an interest rate swap to fix the interest rate on certain variable rate term loans in order to minimize the effect of changes in interest rates on earnings. In 1998, the Company entered into a four-year interest rate swap agreement on a declining notional amount basis which coincides with the scheduled principal payments with a major financial institution for the notional amount of $10,528,000 equal to the term loans described in Note 6. Under the agreement, the Company pays a fixed rate of 5.85% on the notional amount and receives LIBOR. The interest differential payable or accruable on the swap agreement is recognized on an accrual basis as an adjustment to interest expense. The criteria used to apply hedge accounting for this interest rate swap is based upon management designating the swap as a hedge against the variable rate debt combined with the terms of the swap matching the underlying debt including the notional amount, the timing of the interest reset dates, the indices used and the paydates. At December 31, 1998, the fair value of this interest rate swap, which represents the amount the Company would receive or pay to terminate the agreement, is a net payable of $151,000, based on dealer quotes. The variable rate received on the swap at December 31, 1998 was 5.5%.


     The market risk exposure from the interest rate swap is assessed in light of the underlying interest rate exposures. Credit risk exposure from the swap is minimized as the agreement is with a major financial institution. The Company monitors the credit worthiness of this financial institution and full performance is anticipated.

CONCENTRATIONS OF CREDIT RISK

     The Company's significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with financial institutions including the bank it has borrowings with. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of geographically dispersed customers. Credit is extended for all customers based on financial condition and collateral is not required.

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the term loans, including the current portion, approximates its carrying value given its variable rate interest provisions. The fair value of mortgage notes is based on borrowing rates for similar instruments and approximates its carrying value. For all other balance sheet financial instruments, the carrying amount approximates fair value because of the short period to maturity of these instruments.

4.  INVENTORIES:

     Inventories consist of the following:

                                                                DECEMBER 31,
                                                             ------------------
                                                              1997       1998
                                                             -------    -------
Raw material...............................................  $ 9,981    $ 7,544
Work in process............................................    7,241      5,718
Finished goods.............................................   12,741     11,202
                                                             -------    -------
                                                             $29,963    $24,464
                                                             =======    =======

5.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                                                DECEMBER 31,
                                                             ------------------
                                                              1997       1998
                                                             -------    -------
Land.......................................................  $ 8,350    $ 8,834
Buildings..................................................   26,241     26,020
Machinery and equipment....................................   24,861     27,394
Furniture and fixtures.....................................    9,697     10,578
Leasehold improvements.....................................      882      1,814
                                                             -------    -------
                                                              70,031     74,640
Less: accumulated depreciation and amortization............   36,055     41,915
                                                             -------    -------
                                                             $33,976    $32,725
                                                             =======    =======

6.  DEBT:

CREDIT AGREEMENTS AND SHORT-TERM BORROWINGS

     In February 1996, the Company entered into loan agreements with two banks, which provide access to a revolving credit facility. These agreements have since been amended. The revolving credit facility, as amended, provides for uncollateralized borrowings up to $30,000,000, which expires on December 31, 1999. Interest on borrowings is payable quarterly at either the banks' base rate or the LIBOR Rate, as defined in the agreement, at the Company's option. At December 31, 1997 and 1998, the Company had no borrowings under this revolving credit facility.

     Additionally, certain of the Company's foreign subsidiaries have lines of credit and short-term borrowing arrangements with various financial institutions which provide for aggregate borrowings as of December 31, 1998 of up to $15,003,000, which generally expire and are renewed at six month intervals. At December 31, 1997 and 1998, total borrowings outstanding under these arrangements were $10,721,000, and $9,687,000, respectively, at interest rates ranging from 1.3% to 1.6%, and 1.3% to 1.7%, respectively. Foreign short-term borrowings are generally collateralized by certain trade accounts receivable and are guaranteed by a domestic bank.

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Term loans..................................................  $12,194   $10,528
Mortgage notes..............................................    3,624     3,572
                                                              -------   -------
Total long-term debt........................................   15,818    14,100
Less: current portion.......................................    2,070     2,058
                                                              -------   -------
Long-term debt less current portion.........................  $13,748   $12,042
                                                              =======   =======

     On November 1, 1993, the Company entered into a term loan agreement with a bank, which provided for borrowings of $10,000,000. Principal payments are payable in equal monthly installments of $56,000 through October 1, 2000, with the remaining principal payment due on November 1, 2000. The loan is collateralized by certain land, buildings, and equipment. Interest is payable monthly at either the bank's base rate, at a rate based on the long-term funds rate, or at the LIBOR Rate, as defined in the agreement, at the Company's option.

     On October 31, 1995, the Company also entered into a term loan agreement with the same bank, which provided additional uncollateralized borrowings of $7,000,000. Principal payments are payable in equal monthly installments of $83,000 through June 1, 2002, with the remaining principal payment due on June 30, 2002. Interest is payable monthly at either the bank's base rate or at the LIBOR Rate, as defined in the agreement, at the Company's option.

     At December 31, 1997 and 1998, the interest rates in effect for the term loan borrowings were 6.975% and 7.131%, respectively.

     The terms of the revolving credit facility and term loan agreements, as amended, contain, among other provisions, requirements for maintaining certain levels of tangible net worth and other financial ratios. The agreement also contains restrictions with respect to acquisitions. Under the most restrictive covenant, the operating cash flow to debt service ratio for a fiscal quarter shall not be less than 1.25 to 1.0. In the event of default of these covenants or restrictions, any obligation then outstanding under the loan agreement shall become payable upon demand by the bank. See Note 13 for subsequent event.

     The Company has loans outstanding from various foreign banks in the form of mortgage notes at interest rates ranging from 2.0% to 6.2%. Principal and interest are payable in monthly installments through 2010. The loans are collateralized by mortgages on certain of the Company's foreign properties.

     Aggregate maturities of long-term debt over the next five years are as follows:

                                                                  AGGREGATE
YEAR ENDING DECEMBER 31,                                          MATURITIES
------------------------                                          ----------
        1999...................................................     $ 2,058
        2000...................................................       7,343
        2001...................................................       1,405
        2002...................................................       1,329
        2003...................................................         422
        Thereafter.............................................       1,543
                                                                    -------
                                                                    $14,100
                                                                    =======

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

7.  LEASE COMMITMENTS:

     The Company leases certain of its facilities and machinery and equipment under capital and operating leases expiring in various years through 2002 and thereafter. Generally, the facility leases require the Company to pay maintenance, insurance and real estate taxes. Rental expense under operating leases totaled $2,487,000, $2,478,000, and $2,388,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

     Minimum lease payments under operating and capital leases are as follows:

                                                                                           CAPITAL
                                                                  OPERATING LEASES         LEASES
                                                              ------------------------    ---------
YEAR ENDING DECEMBER 31,                                      REAL ESTATE    EQUIPMENT    EQUIPMENT
------------------------                                      -----------    ---------    ---------
     1999...................................................    $1,484         $437        $1,202
     2000...................................................       882          251           974
     2001...................................................       660          130           537
     2002...................................................       153           36           333
     2003...................................................        84           13           116
     Thereafter.............................................        51           42            --
                                                                ------         ----        ------
Total minimum lease payments................................    $3,314         $909        $3,162
                                                                ======         ====        ======
Less: amounts representing interest.........................                                  344
                                                                                           ------
Present value of minimum lease payments.....................                                2,818
Less: current portion.......................................                                1,074
                                                                                           ------
Long-term portion...........................................                               $1,744
                                                                                           ======

8.  STOCKHOLDERS' EQUITY:

COMMON STOCK


     The Company has two classes of common stock. Stockholders of Class A common stock are entitled to voting rights with one vote for each share of common stock. Stockholders of Class B common stock are not entitled to voting rights.


     Upon the closing of this offering for which this Registration Statement is being prepared each outstanding share of Class A and Class B common stock of the Company will be converted into an aggregate of 18,053,167 shares of common stock.

STOCK OPTION PLANS


     On January 9, 1998, the stockholders of the Company approved the following:
(1) an increase in the number of shares that may be granted under the 1995 Stock Incentive Plan to 3,750,000 shares of common stock; (2) the adoption of the 1997 Director Stock Option Plan pursuant to which options may be granted to purchase up to an aggregate of 300,000 shares of common stock; (3) the adoption of the 1997 Employee Stock Purchase Plan pursuant to which the Company may issue up to an aggregate of 450,000 shares of common stock; and (4) that 3,750,000 shares, 300,000 shares, and 450,000 shares of common stock be reserved for issuance under the 1995 Stock Incentive Plan, the 1997 Director Stock Option Plan, and the 1997 Employee Stock Purchase Plan, respectively.


     The Company grants options to employees under the 1995 Stock Incentive Plan (the "Plan") and to directors under the 1996 Director Stock Option Plan (the "Director Plan").

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)


     At December 31, 1998 options to purchase 1,651,793 shares of the Company's common stock were reserved for issuance under the Plan. At December 31, 1998, under the Director Plan, options to purchase 28,932 shares of common stock were reserved for issuance. Stock options are granted at 100% of the fair value of the Company's common stock as determined by the Board of Directors on the date of grant. In reaching the determination of fair value at the time of each grant, the Board of Directors considered a range of factors, including the Company's current financial position, its recent revenues, results of operations and cash flows, its assessment of the Company's competitive position in its markets and prospects for the future, the status of the Company's product development and marketing efforts, current valuations for comparable companies and the illiquidity of an investment in the Company's common stock. Generally, stock options under the Plan vest 20% after one year and 5% per quarter thereafter, and expire 10 years after the grant date. Under the Director Plan, the options granted in 1996 vest over three years and options granted in 1997 and later vest at the earlier of (1) the next annual meeting, (2) 13 months from date of grant or (3) the effective date of an acquisition as defined in the Director Plan.


     The following table presents the activity for options under the Plan.

                                           YEAR ENDED             YEAR ENDED             YEAR ENDED
                                        DECEMBER 31, 1996     DECEMBER 31, 1997       DECEMBER 31, 1998
                                       -------------------   --------------------   ---------------------
                                                  WEIGHTED               WEIGHTED                WEIGHTED
                                                  AVERAGE                AVERAGE                 AVERAGE
                                                  EXERCISE               EXERCISE                EXERCISE
                                       OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS      PRICE
                                       --------   --------   ---------   --------   ----------   --------
Outstanding -- beginning of period...   608,270    $11.06      810,442    $4.43      1,564,449    $4.50
Granted..............................   810,442      4.43      785,657     4.57        629,969     6.80
Exercised............................        --        --           --       --             (2)    4.43
Forfeited or Expired.................  (608,270)    11.06      (31,650)    4.43        (96,209)    4.43
                                       --------    ------    ---------    -----     ----------    -----
Outstanding -- end of period.........   810,442    $ 4.43    1,564,449    $4.50      2,098,207    $5.20
Exercisable at end of period.........   114,782    $ 4.43      476,451    $4.43        778,473    $4.46

     At December 31, 1998, Plan options included 1,436,588, 566,669, and 94,950 shares outstanding at exercise prices of $4.43, $6.67, and $8.00 per share. The weighted average remaining contractual life of these options was 8.2 years.

     During 1996, 27,128 options were granted at an exercise price of $4.43 per share under the Director Plan and were outstanding at December 31, 1996. Of these options, 4,524 were exercisable at December 31, 1996. During 1997, options for 3,620 shares were granted under the Director Plan at an exercise price of $4.43 per share. Of these options, 30,748 were outstanding with 13,564 exercisable at the $4.43 per share price at December 31, 1997. During 1998, options for 3,620 shares were granted under the Director Plan at an exercise price of $8.00 per share. Of these options, 34,368 were outstanding with 26,228 exercisable at the $4.43 per share price at December 31, 1998.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

     The disclosures required under SFAS No. 123 have been omitted as they are not meaningful based upon the Company's planned conversion from an S corporation to a C corporation upon the closing of this offering for which these financial statements are being prepared. Had the fair value based method prescribed in SFAS No. 123 been used to account for stock-based compensation cost, there would have

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)


been no change in pro forma net income and pro forma earnings per share from that reported based on the following assumptions: dividend yield of 8%, risk free interest rate of 5.44% and an expected life of 8 years.


9.  INCOME TAXES:

     The Company has elected to be taxed as an S corporation for federal and certain states income tax purposes and, as a result, is not subject to Federal taxation but is subject to state taxation on income in certain states. The stockholders are liable for individual Federal and certain state income taxes on their allocated portions of the Company's taxable income.

     The components of income before income taxes and the historical related provision for income taxes consist of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1996       1997       1998
                                                         -------    -------    ------
Income before income taxes:
  United States........................................  $11,953    $21,858    $6,169
  Foreign..............................................    1,350        410     1,966
                                                         -------    -------    ------
                                                          13,303     22,268     8,135
Current taxes:
  State................................................      285      1,331       197
  Foreign..............................................      792        792       784
                                                         -------    -------    ------
                                                           1,077      2,123       981
                                                         -------    -------    ------
Deferred taxes:
  State................................................     (156)       (72)      (39)
  Foreign..............................................     (121)       (73)        7
                                                         -------    -------    ------
                                                            (277)      (145)      (32)
                                                         -------    -------    ------
Provision for income taxes.............................  $   800    $ 1,978    $  949
                                                         =======    =======    ======

     As the Company is not subject to Federal income taxes, a reconciliation of the effective tax rate to the Federal statutory rate is not meaningful.

     At December 31, 1996, 1997, and 1998 the components of the deferred tax asset and deferred tax liability were as follows:

                                                                 DECEMBER 31,
                                                           ------------------------
                                                           1996      1997      1998
                                                           ----      ----      ----
Deferred tax assets (liabilities):
  Inventories............................................  $234      $344      $265
  Intercompany profits...................................   160       214       152
  Compensation...........................................    72        77       127
  Investment booked under the equity method..............   (28)      (41)      (59)
  Other..................................................   (34)      (45)       96
                                                           ----      ----      ----
          Total..........................................  $404      $549      $581
                                                           ====      ====      ====

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

10.  EMPLOYEE BENEFIT PLANS:

     The Company has a 401(k) profit-sharing plan for U.S. employees meeting certain requirements in which eligible employees may contribute from 1% up to 12% of their compensation. The Company, at its discretion, may provide a matching contribution which will generally match up to the first 2% of each participant's compensation, plus 25% of the next 4% of compensation. At the discretion of the Board of Directors, the Company may also make additional contributions for the benefit of all eligible employees. The Company's contributions are generally paid annually, and were $2,170,000 and $2,500,000 for the years ended December 31, 1996 and 1997. Approximately $1,400,000 has been accrued as the estimated Company contribution for the year ended December 31, 1998 and is included in accrued compensation.

     The Company maintains a bonus plan which provides cash awards to key employees, at the discretion of the Compensation Committee of the Board of Directors, based upon operating results and employee performance. Bonus expense to key employees was none, $1,425,000, and none for the years ended December 31, 1996, 1997, and 1998, respectively.

11.  RESTRUCTURING:

     In 1996, the Company recorded a restructuring charge of $1,400,000, primarily related to reduction of personnel and the closure of facilities in Phoenix, AZ and San Jose, CA. These charges include $425,000 of severance pay, $710,000 of lease commitments, and $265,000 for the write-off of leasehold improvements. The facilities closure concluded during 1997. The remaining balance of approximately $126,000 for lease commitments is included in Other accrued expenses in the accompanying balance sheet at December 31, 1998.

12.  GEOGRAPHIC FINANCIAL INFORMATION AND SIGNIFICANT CUSTOMER:

     See Note 1 for a brief description of the Company's business. The Company is organized around two similar product lines domestically and by geographic locations internationally and has three reportable segments: North America, Far East, and Europe. Net sales to unaffiliated customers are based on the location in which the sale originated. Transfers between geographic areas are at negotiated transfer prices and have been eliminated from consolidated net sales. Income from operations consists of total net sales less operating expenses and does not include either interest income, interest expense or income taxes. The Company had one customer comprising 15%, 22% and 16% of net sales for the years ended December 31, 1996, 1997, and 1998, respectively. This data is presented in accordance with SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," which the Company has retroactively adopted for all periods presented.

                             MKS INSTRUMENTS, INC.

                  (TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  YEAR ENDED DECEMBER 31, 1998
                                        ------------------------------------------------
                                        NORTH AMERICA    FAR EAST    EUROPE      TOTAL
                                        -------------    --------    -------    --------
Net sales to unaffiliated customers...    $ 95,607       $23,902     $20,254    $139,763
Intersegment net sales................      26,657           290       1,015      27,962
Depreciation and amortization.........       5,627           210         405       6,242
Income from operations................       6,319         1,298       1,518       9,135
Segment assets........................      65,560        20,768       9,904      96,232
Long-lived assets.....................      28,960         5,655       3,084      37,699
Capital expenditures..................       2,635           179         323       3,137
                                                  YEAR ENDED DECEMBER 31, 1997


                                         -----------------------------------------------

Net sales to unaffiliated customers...    $138,186       $31,559     $18,335    $188,080
Intersegment net sales................      35,429           225         749      36,403
Depreciation and amortization.........       5,096           259         357       5,712
Income from operations................      22,847           886         230      23,963
Segment assets........................      77,302        19,906       9,328     106,536
Long-lived assets.....................      30,738         4,904       3,015      38,657
Capital expenditures..................       2,899           128         242       3,269
                                                  YEAR ENDED DECEMBER 31, 1996


                                         -----------------------------------------------

Net sales to unaffiliated customers...    $121,061       $31,066     $18,735    $170,862
Intersegment net sales................      34,100           199       1,426      35,725
Depreciation and amortization.........       5,145           388         387       5,920
Income from operations................      14,534           653         881      16,068
Segment assets........................      66,593        18,524       9,883      95,000
Long-lived assets.....................      33,402         5,554       3,551      42,507
Capital expenditures..................       8,332           208         877       9,417



     Included in North America are the United States and Canada. Net sales to unaffiliated customers from the United States were $119,423,000, $136,653,000 and $94,449,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Long-lived assets within the United States amounted to $33,315,000, $30,667,000 and $28,902,000 at December 31, 1996, 1997, and 1998,
respectively.



     Included in the Far East are Japan, Korea and Singapore. Included in Europe are Germany, France and the United Kingdom. Net sales to unaffiliated customers from Japan were $28,242,000, $28,184,000 and $21,153,000 for the years ended
December 31, 1996, 1997 and 1998, respectively. Long-lived assets within Japan amounted to $5,141,000, $4,792,000 and $5,431,000 at December 31, 1996, 1997 and
1998, respectively.



13.  SUBSEQUENT EVENTS:


     On January 28, 1999, the Company amended its revolving credit facility and its term loan agreements described in Note 6. The amendments include revised quarterly cash flow to debt service ratios. The most restrictive covenant is the cash flow to debt service ratio of 1.25 to 1.0 in the fourth quarter of 1999 and thereafter.


     On February 24, 1999 the Company effected a 3-for-2 stock split, in the form of a stock dividend of its common stock and increased the number of authorized shares of common stock to 30,000,000. Accordingly, all share data has been restated to reflect the common stock split.

                      [This Page Intentionally Left Blank]

                      [This Page Intentionally Left Blank]

INSIDE BACK COVER (PG.5):

The inside back cover graphically depicts MKS's message of being a worldwide provider of process control solutions. It is produced in four-color process. In the center of the page is a photo of the Earth, with the tag line "Providing Solutions Around the Process, Around the World" wrapping around the photo. The word "Solutions" is highlighted with slightly larger type size. The background of the page is dark, with the MKS logo appearing at the top right, knocking out to white. Photos of MKS's products surround the photo of the Earth and include MKS Baratron Capacitance Manometers, a Throttling Poppet Valve, a Pressure Controller, Mass Flow Controllers, an In-Situ Flow Verifier, a Direct Liquid Injection Subsystem and a Residual Gas Analyzer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                6,500,000 SHARES


                                      LOGO

                                  COMMON STOCK

                            ------------------------
                                   Prospectus
                                          , 1999
                            ------------------------

                     NationsBanc Montgomery Securities LLC

                          Donaldson, Lufkin & Jenrette

                                Lehman Brothers


     Until             , 1999 (25 days after the date of this prospectus), all
dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses payable in connection with the sale of the common stock offered hereby are as follows:


SEC Registration Fee........................................  $ 35,327
NASD Filing Fee.............................................  $ 12,708
Printing, Engraving and Mailing Expenses....................  $120,000
Nasdaq Listing Fee..........................................  $ 95,000
Legal Fees and Expenses.....................................  $150,000
Accounting Fees and Expenses................................  $150,000
Blue Sky Fees and Expenses..................................  $  7,500
Transfer Agent and Registrar Fees...........................  $ 10,000
Miscellaneous...............................................  $ 19,465
                                                              --------
          Total.............................................  $600,000
                                                              ========


---------------

     The Company will bear all expenses shown above.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 67 of Chapter 156B of the Massachusetts General Laws provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by (1) the articles of organization; (2) a by-law adopted by the stockholders; or (3) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. In its Amended and Restated Articles of Organization (the "Articles of Organization"), the Registrant has elected to commit to provide indemnification to its directors and officers in specified circumstances. Generally, Article 6 of the Registrant's Articles of Organization provides that the Registrant shall indemnify directors and officers of the Registrant against liabilities and expenses arising out of legal proceedings brought against them by reason of their status as directors or officers or by reason of their agreeing to serve, at the request of the Registrant, as a director or officer with another organization. Under this provision, a director or officer of the Registrant shall be indemnified by the Registrant for all costs and expenses (including attorneys' fees), judgments, liabilities and amounts paid in settlement of such proceedings, even if he is not successful on the merits, if he acted in good faith in the reasonable belief that his action was in the best interests of the Registrant. The Board of Directors may authorize advancing litigation expenses to a director or officer at his request upon receipt of an undertaking by any such director of officer to repay such expenses if it is ultimately determined that he is not entitled to indemnification for such expenses.


     Article 6 of the Registrant's Articles of Organization eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of a director's fiduciary duty, except to the extent Chapter 156B of the Massachusetts General Laws prohibits the elimination or limitation of such liability.

     The Underwriting Agreement, a form of which is filed at Exhibit 1.1 to this Registration Statement on Form S-1 (the "Underwriting Agreement"), provides that the underwriters are obligated under certain circumstances to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement.

     The Company has obtained directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     In the three years preceding the filing of this Registration Statement, the Registrant sold 2 shares of its common stock for total proceeds of $6.64 to an employee. The registrant awarded options to purchase 837,570 shares of common stock at a weighted average exercise price of $4.43 per share and 789,277 shares of common stock at a weighted average exercise price of $4.57 per share, in 1996 and 1997, respectively, to employees and directors of the Company.



     In 1998, the registrant awarded options to purchase shares of common stock to employees and directors of the Company on the dates, in the amounts, and at the exercise price set forth below:


                                                             NUMBER OF        EXERCISE PRICE
DATE                                                          OPTIONS           PER SHARE
----                                                     -----------------    --------------
January 9, 1998........................................         3,620             $8.00
January 26, 1998.......................................        31,650             $8.00
March 31, 1998.........................................        31,650             $8.00
July 9, 1998...........................................       450,000             $6.67
November 10, 1998......................................       116,669             $6.67

     The grant of options were exempt from registration under the Securities Act by virtue of the provisions of Section 4(2) of the Securities Act or Rule 701 thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


  EX. NO.                           DESCRIPTION
  -------                           -----------
    +1.1    Form of Underwriting Agreement
     3.1    Restated Articles of Organization, as amended
     3.2    Form of Amended and Restated Articles of Organization
    +3.3    By-Laws, as amended
     3.4    Form of Amended and Restated By-Laws
    +4.1    Specimen certificate representing the common stock
    *5.1    Opinion of Hale and Dorr LLP
   +10.1    Amended and Restated 1995 Stock Incentive Plan
   +10.2    1996 Amended and Restated 1996 Director Stock Option Plan
   +10.3    1997 Director Stock Option Plan
    10.4    1999 Employee Stock Purchase Plan
   +10.5    Amended and Restated Employment Agreement dated as of
            December 15, 1995 between Leo Berlinghieri and the
            Registrant
   +10.6    Amended and Restated Employment Agreement dated as of
            December 15, 1995 between John J. Sullivan and the
            Registrant
   +10.7    Amended and Restated Employment Agreement dated as of
            December 15, 1995 between Ronald C. Weigner and the
            Registrant
   +10.8    Amended and Restated Employment Agreement dated as of
            December 15, 1995 between William D. Stewart and the
            Registrant
    10.9    Loan Agreement dated as of October 31, 1995, as last amended
            January 28, 1999, by and between the First National Bank of
            Boston and the Registrant
  +10.10    Lease Agreement dated as of October 12, 1989, as extended
            November 1, 1998, by and between Aspen Industrial Park
            Partnership and the Registrant
   10.11    Loan Agreement dated as of November 1, 1993, as last amended
            January 28, 1999, between the First National Bank of Boston and the Registrant

  EX. NO.                           DESCRIPTION
  -------                           -----------
  +10.12    Lease dated as of September 21, 1995 by and between General
            American Life Insurance Company and the Registrant
   10.13    Loan Agreement dated as of February 23, 1996, as last
            amended January 28, 1999, between the BankBoston, N.A.,
            Chemical Bank and the Registrant
  +10.14    Revolving Credit Note ($8,000,000) dated February 23, 1996 between Chemical Bank, The First National Bank of Boston and the Registrant
  +10.15    Revolving Credit Note ($12,000,000) dated February 23, 1996 between Chemical Bank, The First National Bank of Boston and the Registrant
  +10.16    Promissory Note dated as of August 1990 between Jefferson
            National Life Insurance Company and the Registrant
 **10.17    Comprehensive Supplier Agreement #982812 dated October 23,
            1998 by and between Applied Materials, Inc. and the
            Registrant
 **10.18    Management Incentive Program
  +10.19    Lease dated as of December 21, 1989, as last amended
            December 1996, between Walpole Park South II Trust and the
            Registrant
  +10.20    Lease dated as of January 1, 1996 between MiFuji Kanzai Co.
            Ltd. and the Registrant (covering Floor 5)
  +10.21    Lease dated as of April 21, 1997 between MiFuji Kanzai Co.
            Ltd. and the Registrant (covering Floors 1 and 2)
  +10.22    Split-Dollar Agreement dated as of September 12, 1991
            between the Registrant, John R. Bertucci and Claire R.
            Bertucci and Richard S. Chute, Trustees of the John R.
            Bertucci Insurance Trust of January 10, 1986
  +10.23    Split-Dollar Agreement dated as of September 12, 1991
            between the Registrant, John R. Bertucci and John R.
            Bertucci and Thomas H. Belknap, Trustees of the Claire R.
            Bertucci Insurance Trust of January 10, 1986
  *10.24    Form of Tax Indemnification and S Corporation Distribution
            Agreement
  +10.25    Employment Agreement dated March 7, 1997 between Joseph
            Maher and the Registrant
  *10.26    Contribution Agreement
  +21.1     Subsidiaries of the Registrant
  *23.1     Consent of Hale and Dorr LLP (contained in Exhibit 5.1)
   23.2     Consent of PricewaterhouseCoopers LLP
  +24       Power of Attorney (included on Page II-5)
   27       Financial Data Schedule


---------------
 * To be filed by amendment.
** Confidential materials omitted and filed separately with the Securities and Exchange Commission.

 + Previously filed.


     (b) FINANCIAL STATEMENTS SCHEDULES

     Report of Independent Accountants on Schedule II -- Valuation and Qualifying Accounts

     Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer and controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offer therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement (File No. 333-71363) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Andover, Commonwealth of Massachusetts, on this day of March 2, 1999.



                                          MKS INSTRUMENTS, INC.



                                          By:     /s/ RONALD C. WEIGNER

                                            ------------------------------------

                                                     RONALD C. WEIGNER


                                             VICE PRESIDENT AND CHIEF FINANCIAL
                                                           OFFICER


                                            (PRINCIPAL FINANCIAL AND ACCOUNTING
                                                           OFFICER)


                               POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of John R. Bertucci, Ronald C. Weigner and Mark G. Borden such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURES                                      TITLE                      DATE
                    ----------                                      -----                      ----

               /s/ JOHN R. BERTUCCI*                  Chairman of the Board of            March 2, 1999
---------------------------------------------------   Directors, President and Chief
                 JOHN R. BERTUCCI                     Executive Officer (Principal
                                                      Executive Officer)

              /s/ RONALD C. WEIGNER*                  Vice President and Chief Financial  March 2, 1999
---------------------------------------------------   Officer (Principal Financial and
                 RONALD C. WEIGNER                    Accounting Officer)

               /s/ RICHARD S. CHUTE*                  Director                            March 2, 1999
---------------------------------------------------
                 RICHARD S. CHUTE

                /s/ OWEN W. ROBBINS                   Director                            March 2, 1999
---------------------------------------------------
                  OWEN W. ROBBINS

              /s/ ROBERT J. THERRIEN*                 Director                            March 2, 1999
---------------------------------------------------
                ROBERT J. THERRIEN

               /s/ LOUIS P. VALENTE*                  Director                            March 2, 1999
---------------------------------------------------
                 LOUIS P. VALENTE

*By: /s/ RONALD C. WEIGNER
--------------------------------------------------
     RONALD C. WEIGNER
     ATTORNEY-IN-FACT

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of MKS Instruments, Inc.:


Our audits of the consolidated financial statements referred to in our report dated January 22, 1999, except for the information in the first and second paragraph of Note 13 as to which the date is January 28, 1999 and February 24, 1999, respectively, of MKS Instruments, Inc. also included an audit of the consolidated financial statement schedule listed in Item 16(b) herein. In our opinion, this consolidated financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


                                            PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
January 22, 1999

                                                                     SCHEDULE II

                             MKS INSTRUMENTS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                                BALANCE
                                                        BALANCE AT   PROVISION                  AT END
                                                        BEGINNING    CHARGED TO    ACCOUNTS       OF
                                                        OF PERIOD     EXPENSE     WRITTEN OFF   PERIOD
                                                        ----------   ----------   -----------   -------
YEAR ENDED DECEMBER 31, 1996
  Allowance for Doubtful Accounts.....................     $542          (20)          40        $482
YEAR ENDED DECEMBER 31, 1997
  Allowance for Doubtful Accounts.....................     $482          258          130        $610
YEAR ENDED DECEMBER 31, 1998
  Allowance for Doubtful Accounts.....................     $610          253          207        $656

                                 EXHIBIT INDEX


                                                                          SEQUENTIALLY
                                                                            NUMBERED
EX. NO.                           DESCRIPTION                                 PAGE
-------                           -----------                             ------------
  +1.1    Form of Underwriting Agreement
   3.1    Restated Articles of Organization, as amended
   3.2    Form of Amended and Restated Articles of Organization
  +3.3    By-Laws, as amended
   3.4    Form of Amended and Restated By-Laws
  +4.1    Specimen certificate representing the common stock
  *5.1    Opinion of Hale and Dorr LLP
 +10.1    Amended and Restated 1995 Stock Incentive Plan
 +10.2    1996 Amended and Restated 1996 Director Stock Option Plan
 +10.3    1997 Director Stock Option Plan
  10.4    1999 Employee Stock Purchase Plan
 +10.5    Amended and Restated Employment Agreement dated as of
          December 15, 1995 between Leo Berlinghieri and the
          Registrant
 +10.6    Amended and Restated Employment Agreement dated as of
          December 15, 1995 between John J. Sullivan and the
          Registrant
 +10.7    Amended and Restated Employment Agreement dated as of
          December 15, 1995 between Ronald C. Weigner and the
          Registrant
 +10.8    Amended and Restated Employment Agreement dated as of
          December 15, 1995 between William D. Stewart and the
          Registrant
  10.9    Loan Agreement dated as of October 31, 1995, as last amended
          January 28, 1999, by and between the First National Bank of
          Boston and the Registrant
 +10.10   Lease Agreement dated as of October 12, 1989, as extended
          November 1, 1998, by and between Aspen Industrial Park
          Partnership and the Registrant
  10.11   Loan Agreement dated as of November 1, 1993, as last amended
          January 28, 1999, between the First National Bank of Boston and the Registrant
 +10.12   Lease dated as of September 21, 1995 by and between General
          American Life Insurance Company and the Registrant
  10.13   Loan Agreement dated as of February 23, 1996, as last
          amended January 28, 1999, between the BankBoston, N.A.,
          Chemical Bank and the Registrant
 +10.14   Revolving Credit Note ($8,000,000) dated February 23, 1996 between Chemical Bank, The First National Bank of Boston and the Registrant
 +10.15   Revolving Credit Note ($12,000,000) dated February 23, 1996 between Chemical Bank, The First National Bank of Boston and the Registrant
 +10.16   Promissory Note dated as of August 1990 between Jefferson
          National Life Insurance Company and the Registrant
**10.17   Comprehensive Supplier Agreement #982812 dated October 23,
          1998 by and between Applied Materials, Inc. and the
          Registrant
**10.18   Management Incentive Program
 +10.19   Lease dated as of December 21, 1989, as last amended
          December 1996, between Walpole Park South II Trust and the
          Registrant

                                                                          SEQUENTIALLY
                                                                            NUMBERED
EX. NO.                           DESCRIPTION                                 PAGE
-------                           -----------                             ------------
+10.20    Lease dated as of January 1, 1996 between MiFuji Kanzai Co.
          Ltd. and the Registrant (covering Floor 5)
+10.21    Lease dated as of April 21, 1997 between MiFuji Kanzai Co.
          Ltd. and the Registrant (covering Floors 1 and 2)
+10.22    Split-Dollar Agreement dated as of September 12, 1991
          between the Registrant, John R. Bertucci and Claire R.
          Bertucci and Richard S. Chute, Trustees of the John R.
          Bertucci Insurance Trust of January 10, 1986
+10.23    Split-Dollar Agreement dated as of September 12, 1991
          between the Registrant, John R. Bertucci and John R.
          Bertucci and Thomas H. Belknap, Trustees of the Claire R.
          Bertucci Insurance Trust of January 10, 1986
*10.24    Form of Tax Indemnification and S Corporation Distribution
          Agreement
+10.25    Employment Agreement dated March 7, 1997 between Joseph
          Maher and the Registrant
*10.26    Contribution Agreement
+21.1     Subsidiaries of the Registrant
*23.1     Consent of Hale and Dorr LLP (contained in Exhibit 5.1)
 23.2     Consent of PricewaterhouseCoopers LLP
+24       Power of Attorney (included on Page II-5)
 27       Financial Data Schedule


---------------
 * To be filed by amendment.
** Confidential materials omitted and filed separately with the Securities and Exchange Commission.

 + Previously filed.